
09012114

CardioDynamics

THE ICG COMPANY

2008 Annual Report

Excerpted from Annual Report on Form 10-K Filed with the Securities and Exchange Commission on February 10, 2009

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*Cardio***Dynamics**

THE ICG COMPANY

2008 Annual Report

TABLE OF CONTENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon reasonable assumptions when made, but there can be no assurance that these expectations will be achieved or accomplished. Sentences in this document containing verbs such as "believe," "plan," "intend," "anticipate," "target," "estimate," "expect," and the like, and/or future-tense or conditional constructions ("will," "may," "could," "should," etc.) constitute forward-looking statements that involve risks and uncertainties. Items contemplating or making assumptions about actual or potential future sales, market size, collaborations, trends or operating results also constitute such forward-looking statements. These statements are only predictions and actual results could differ materially. Certain factors that might cause such a difference are discussed throughout this Annual Report, including the section entitled "Risk Factors" incorporated by reference to our November 30, 2008 Form 10-K. Any forward-looking statement speaks only as of the date we made the statement, and we do not undertake to update the disclosures contained in this document or reflect events or circumstances that occur subsequently or the occurrence of unanticipated events.

PART I

ITEM 1. BUSINESS

CardioDynamics International Corporation ("CardioDynamics" or "the Company") is the innovator and market leader of an important medical technology called impedance cardiography ("ICG"). We develop, manufacture and market noninvasive ICG diagnostic and monitoring devices and proprietary ICG sensors. The Company was incorporated as a California corporation in June 1980 and changed its name to CardioDynamics International Corporation in October 1993.

Our proprietary and patented ICG technology noninvasively quantifies the *mechanical* functioning of the heart and monitors the heart's ability to deliver blood to the body. Our systems provide hemodynamic (blood flow) parameters, the most familiar of which is cardiac output, or the amount of blood pumped by the heart each minute. Our products help physicians assess, diagnose, and treat patients with heart failure, hypertension, and shortness of breath. It is estimated that there are over 5 million heart failure patients in the United States and over 65 million patients with high blood pressure. Our technology complements ECG (*electrical* characteristics) and supplements information obtained through the five vital signs – heart rate, respiration rate, body temperature, blood pressure and oxygen saturation – quickly, safely and cost effectively.

The traditional method used to measure blood flow (hemodynamic) parameters is pulmonary artery catheterization (PAC), which is an invasive procedure that requires insertion of a catheter (plastic tube) into the heart itself. Complications associated with this procedure occur in as many as one in four reported cases and typically include irregular heartbeats or infection, but in rare cases, pulmonary artery rupture or even death. The PAC procedure is a diagnostic procedure with a catheter inserted into the right side of the heart and should not be confused with the diagnostic and therapeutic procedures involving the left side of the heart, which are used to assess whether coronary artery blockages exist and then intervene to prevent the further occlusion of coronary arteries.

Because of the high risk of complications, physicians generally prescribe PAC only for critically ill patients. PAC is not available in a physician's office or outpatient clinic. As a result, in the majority of situations, a physician seeking to assess hemodynamic function normally must do so through indirect means, such as by measuring blood pressure or checking the pulse, and/or through subjective, imprecise examination techniques, such as looking at distension of neck veins. Thus, a compelling need exists for objective, noninvasive measurement tools, such as our BioZ ICG Systems. The company estimates that in North America, the number of noninvasive hemodynamic procedures with ICG has now surpassed the number of invasive hemodynamic procedures with PAC.

During ICG monitoring using our BioZ ICG Systems, an undetectable electrical signal is sent through our proprietary sensors placed on the patient's neck and chest. Our DISQ® (Digital Impedance Signal Quantifier) and AERIS™ (Adaptive Extraction and Recognition of Impedance Signals) processing analyzes ICG waveforms and the Z MARC® (Impedance Modulating Aortic Compliance) Algorithm is used to calculate significant hemodynamic parameters. Based on this data, a physician can quickly and safely assess and diagnose the underlying cardiovascular disorder, customize and target treatment, monitor the effectiveness of prescribed medications and more accurately identify potential complications.

In June 2001, we introduced to the market a custom plug-in module jointly developed with GE Healthcare for the GE Healthcare Solar® and DASH series of bedside monitors. This product extends the capabilities of the GE Healthcare Solar and DASH product families to provide all of the hemodynamic parameters of the BioZ ICG Monitor to GE Healthcare's installed customer base of well over 50,000 units. This product is distributed worldwide by CardioDynamics and GE Healthcare.

In December 2004, the Company received 510(k) clearance by the U.S. Food and Drug Administration ("FDA") for our new lead product, the BioZ ICG Dx® Diagnostics ("BioZ Dx"). The BioZ Dx is the result of a co-development partnership and OEM Agreement between the Company and Philips Medical Systems, a division of Royal Philips Electronics ("Philips"), a worldwide leader in clinical measurement and diagnostic solutions for the healthcare industry. The BioZ Dx also carries the CE mark, which is a required certification of essential environmental and safety compliance by the European Community for sale of electronic equipment. In June 2005, the Company received FDA 510(k) clearance for 12 lead diagnostic electrocardiography ("ECG") capabilities integrated into the BioZ Dx product platform, which provided the world's first product with the ability to assess mechanical function with ICG and electrical function with 12 lead ECG.

Using our BioZ ICG OEM module kit, Shenzhen Mindray Bio-medical Electronics Co, Ltd. ("Mindray"), the largest manufacturer of patient monitoring products in China, has integrated our ICG technology into its patient monitoring products and received Chinese SFDA and European CE mark regulatory clearance for this product in the fourth quarter of 2006.

We continue to sell our previous lead product, the BioZ® ICG Monitor (previously known as the BioZ.com®), which also has FDA 510(k) clearance and carries the CE mark. We sell to physicians and hospitals in the United States through our own direct sales force and distribute our products to targeted international markets through a network of distributors. To date, we have sold over 8,700 ICG systems (stand-alone products and integrated modules) to physician offices and hospital sites throughout the world.

In November 1998, Health Care Finance Administration ("HCFA"), now known as the Center for Medicare & Medicaid Services ("CMS"), mandated national Medicare reimbursement for our BioZ procedures and, in January 2001, implemented national uniform pricing throughout the United States. CMS reevaluated reimbursement of our ICG technology and issued a policy clarification in 2004 that restricted the availability of Medicare reimbursement for hypertension patients and left the decision of whether to cover ICG for high blood pressure (medically referred to as hypertension) to the CMS contractors that administer the CMS program in each state. In November 2006, in response to a request by the Company for national coverage of ICG for hypertension, CMS announced that their hypertension reimbursement policy for ICG would remain unchanged, and CMS contractors would continue to have the discretion to cover ICG for hypertension.

In March of 2004 we acquired Vermed based in Bellows Falls, Vermont. Vermed is a manufacturer of electrodes and related supplies used in electrocardiograms ("ECG") and other diagnostic procedures for cardiology, electrotherapy, sleep testing, neurology and general purpose diagnostic testing. On August 31, 2007, in light of a multi-year decline in operating performance and in order to raise cash, we sold Vermed to Medical Device Partners, Inc. ("MDP"), an entity formed by certain management team members of Vermed.

In June of 2004, we completed the acquisition of 80% of all outstanding shares of Medis Medizinische Messtechnik GmbH ("Medis") based in Ilmenau, Germany. Medis is a manufacturer of diagnostic and monitoring devices, which utilize ICG technology for its cardiovascular products sold outside of the United States.

Our objective is to enhance patient lives through pioneering a new approach to drug management and to make a genuine contribution to healthcare economics with our noninvasive technologies. Key elements of our strategy have included efforts to:

- *market and sell ICG products through our direct sales force;*
- *broaden our product offerings and distribution channels through strategic relationships;*
- *grow recurring revenue through increased use of our proprietary disposable ICG sensors;*
- *expand evidence of our technology's validity and clinical application in our target markets;*
- *maintain market leadership through product improvements and extensions; and*
- *target new market opportunities through complementary technologies and technology development.*

Investors wishing to obtain more information about CardioDynamics may access our annual, quarterly and other reports and information filed with the Securities and Exchange Commission ("SEC"). Investors can read and copy any information the Company has filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. The Company also maintains an Internet site (www.cdic.com) where we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports, as well as Section 16 filings, as soon as reasonably practical after such material is electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference into this annual report.

Industry Overview and Company History

Our proprietary technology provides medical professionals in the physician's office and hospital with noninvasive access to objective patient data to effectively assess, diagnose and treat heart failure, high blood pressure, shortness of breath, emergency, pacemaker, and critically ill patients.

In the hospital setting, the BioZ is a noninvasive, cost-effective and safe alternative to the invasive PAC procedure and may also be used in many situations in which PAC is not feasible. However, the advantages of our proprietary technology are not limited to the hospital or the critically ill. We believe that the greatest current potential for the BioZ product line lies in the use of noninvasive hemodynamic measurements in the physician office. We estimate that the cumulative worldwide market potential is approximately $2.1 billion for our BioZ equipment product line. This estimate includes $1.4 billion from potential sales to the approximately 70,000 U.S. physician offices that would be likely to benefit from BioZ products and $700 million to U.S. and international hospitals with OEM-based and standalone BioZ products. The estimated U.S. and international annual recurring revenue from ICG disposables is approximately $855 million based on 120 million annual BioZ tests.

Strategy

Our mission is to enhance patient lives through pioneering a new approach to drug management and to make a genuine contribution to healthcare economics with our noninvasive technologies. Our vision will be achieved if and when noninvasive ICG technology becomes a cardiovascular standard of care. We believe the BioZ ICG technology as a key diagnostic and monitoring tool for assessing and treating heart failure, hypertension, shortness of breath, pacemaker, emergency, critically ill, and home healthcare patients. Our corporate strategy includes:

Market and sell ICG products through our direct sales force.

We intend to continue to leverage our direct sales force to capitalize on our first-to-market position in the United States to further penetrate the physician office market. We believe that a strong direct sales force supplemented by our clinical application specialists to clinically train is best suited to educate the medical community about how our technology can improve patient outcomes and decrease costs. We have approximately 32 to 35 domestic direct sales representatives who sell our products, as well as four regional sales managers, and a vice president of sales. In addition, we have 24 clinical application specialists, a reimbursement specialist, three regional clinical managers and a national clinical applications director to supplement our field sales team and enhance disposable product utilization through customer education and implementation of appropriate protocols for device use. By improving device utilization, we believe we can strengthen customer loyalty and increase capital revenue from device sales and disposable product revenue from our proprietary sensors.

Broaden our distribution channels through strategic relationships.

We intend to establish strategic relationships with major patient monitoring and diagnostic cardiology companies, pacemaker manufacturers, and other medical products and technology companies to increase the availability of our proprietary technology. We believe that strategic relationships can accelerate market penetration of BioZ ICG technology in markets not served by our direct sales team and provide us with access to the large installed bases of patient monitoring, cardiology, and other complementary medical equipment.

Grow recurring revenue through increased use of our proprietary disposable sensors.

During fiscal 2000, we successfully developed and received FDA 510(k) clearance on our patented BioZtect® sensor technology that provides notable improvements in performance and features. Its unique shape and chemical composition, adhesion characteristics and more user-friendly design optimize signal transmission and detection sensitivity. In fiscal 2006, we further strengthened our sensor technology through the development and FDA 510(k) clearance on our patent-pending BioZ AdvaSense™ sensor. BioZ AdvaSense incorporates the advancements of the BioZtect sensor and also incorporates additional design features to ensure proper patient connection thereby ensuring data integrity. Our proprietary sensor and cable systems provide enhanced features to our customers and promote the exclusive use of our proprietary sensors with our equipment to ensure optimal product performance and accuracy. As our installed base of BioZ products grows, we expect that the disposable sensor revenue stream will continue to contribute an increasing percentage of our total net sales.

Expand evidence of the technology's validity and clinical application in our target markets.

While a significant amount of evidence substantiating ICG's validity and clinical application is now available, we continue to invest in supporting clinical trials to further expand this evidence and provide prospective customers with data regarding the efficacy of ICG. Three major multi-center clinical trials were published in 2006, including studies in outpatient heart failure ("PREDICT"), emergency department shortness of breath ("ED-IMPACT"), and hypertension ("CONTROL"). In 2007, the Company initiated the PREVENT-HF trial, one of the largest randomized trials ever conducted in outpatient heart failure with device-based management.

Maintain market leadership through product improvements and extensions.

We intend to advance the development of our core algorithms to provide physicians with improved cardiac function measurement capabilities on a broad class of patients. We believe that continued advances in our ICG technology will increase physician usage and loyalty and strengthen our industry position. We can capitalize on our expertise in ICG signal processing and sensor technology to improve system performance in the presence of signal noise and patient movement thereby leading to additional applications for cardiovascular disease management.

In 2001, we released the BioZ ICG Module for the GE Medical Systems Information Technologies ("GE Healthcare") bedside monitoring systems. This product is distributed worldwide by GE Healthcare for their Solar® 7000, 8000, 8000M, and DASH 3000, 4000 patient monitors. In the first quarter of 2005 we received 510(k) clearance by the FDA for our new product the BioZ Dx device co-developed with Philips, a worldwide leader in clinical measurement and diagnostic solutions for the healthcare industry. In June 2005, we received FDA 510(k) clearance for 12 lead diagnostic ECG capabilities on the Dx ICG platform. In July 2006, we announced an Original Equipment Manufacturer ("OEM") agreement with Shenzhen Mindray Bio-medical Electronics Co, Ltd. (Mindray), the largest manufacturer of patient monitoring products in China. Under the terms of the agreement, Mindray has integrated our BioZ ICG technology into its patient monitoring products, and we receive a licensing fee for each BioZ ICG OEM kit purchased by Mindray.

Target new market opportunities through complementary technologies and technology development.

In 2004, we acquired Medis (a German ICG device design and manufacturer). The Medis acquisition strengthens our core ICG technology development capabilities and provides us with a European partner for market development opportunities in that region.

We continue to focus on new applications for our core technology. Advances in ICG technology could be applied in the areas of sensor technologies, pacemaker optimization, dialysis fluid management, high-risk obstetric patients, oncology, and pharmaceutical development and testing. Pharmaceutical companies such as GlaxoSmithKline, Eli Lilly and Co., Nile Therapeutics, Inc., Johnson & Johnson, and Pfizer Inc. are currently using our technology to document the cardiovascular effects of their pharmaceutical agents in both animals and humans.

Continued innovation and commercialization of new proprietary products are essential elements in our long-term growth strategy. We intend to continue to seek a competitive advantage by employing complementary technologies and additional patents and other proprietary rights, as we deem appropriate.

ICG Technology

While electrocardiography technology noninvasively measures the heart's *electrical* characteristics, our ICG technology makes it possible to measure the heart's *mechanical,* or blood flow, characteristics. By using our products, physicians have an easy, noninvasive, safe, painless and cost-effective way to monitor the heart's ability to deliver blood to the body.

CardioDynamics BioZ products use four CDIC Advasense® ICG sensors (two on the neck and two on the chest) to deliver a high frequency (70 kHz), low magnitude (4 mA), alternating current through the chest that is not felt by the patient. Our BioZ ICG Monitor uses proprietary DISQ® and AERIS™ processing which measures the changes in impedance to the electrical signal. The changes in impedance are then applied to the Z MARC® Algorithm to provide cardiac output, the amount of blood pumped by heart in one minute. Additional parameters that are provided include parameters that indicate; blood flow from the heart, the resistance the heart is pumping against, the force with which the heart is contracting, and the amount of fluid in the chest. These parameters are printed on a report that allows the doctor to customize and optimize treatment for a particular patient.

Some physical and medical conditions may diminish the accuracy of the measurements provided by our products; therefore, use of our BioZ ICG products in such cases is not appropriate. We believe that inaccuracies are most likely to occur in patients who are experiencing severe septic shock, severe aortic valve regurgitation, severe irregular ventricular heartbeats, or heart rates greater than 180 beats per minute. In addition, there is inadequate data demonstrating the accuracy of our products in patients who are shorter than 47 inches or who weigh less than 66 pounds or more than 342 pounds, as well as in patients who move excessively during the BioZ procedure.

Pricing

Our products have established list prices and we discount the list prices of our products in some circumstances based primarily upon volume commitments or marketing promotions. We also provide discounts on the purchase of refurbished equipment and to distributors who perform sales and customer service functions for us.

Products

Our business has one operating segment: Impedance Cardiography (ICG). From 2004 through most of 2007, we had a second operating segment: Electrocardiography (ECG) which related to the operations of our Vermed Division that was sold on August 31, 2007. Our principal ICG products consist of the following:

BioZ® Dx ICG Diagnostics - In December 2004, we received FDA 510(k) clearance on the BioZ Dx. The BioZ Dx incorporates AERIS™ processing and 12-lead ECG capability and is now Electronic Medical Records (EMR) ready with optional BioZport ICG data management software. It also features an integrated full-page thermal printer, color display screen, cart, keyboard, a standard five-year warranty and a new Thera-Trak™ reporting function that allows physicians to automatically compare a patient's last ICG report to the current ICG report.

BioZ® ICG Monitor - In March 1998, we received 510(k) marketing clearance for our BioZ ICG Monitor. The BioZ ICG Monitor features a portable design, transportable battery, integrated blood pressure and incorporates our Z MARC® algorithm. BioZ ICG Monitors are sold with a pole cart, printer and keyboard for end user data entry and include a standard one-year warranty.

BioZ® ICG Module - The BioZ ICG Module was jointly developed with GE Healthcare. The module integrates our proprietary BioZ ICG technology into GE's Solar® and DASH patient monitoring systems and includes a standard one-year warranty.

BioZtect® and BioZ® Advasense™ Sensors - We market patented proprietary disposable sensors designed specifically for use with our BioZ products. Four of our dual sensors are used in each monitoring session. Our proprietary sensor and cable systems provide enhanced features to our customers and promote the exclusive use of our proprietary sensors with our equipment to ensure optimal product performance and accuracy.

Niccomo ICG Monitor - The Medis Niccomo ICG monitor is sold through our international sales force outside the United States. It incorporates a color touch screen and integrated strip printer and includes a standard one-year warranty. Medis also manufactures and sells the Cardioscreen and Rheoscreen product lines of venous blood flow products that are sold internationally. These Medis products do not have FDA clearance for sale in the U.S.

BioZ® ICG OEM Module Kit - The BioZ ICG OEM Module Kit is sold to medical device companies to incorporate ICG measurements as an option in the sale of their existing devices. The OEM kit is currently used by Mindray, the largest manufacturer of patient monitoring products in China, and includes a one-year warranty.

Backlog

We generally do not carry significant order backlog in our ICG business and expect backlogged orders to be shipped within the next twelve months. In late 2007, our Medis subsidiary received a prepaid order from a customer in Eastern Europe. As of November 30, 2007, approximately $1.2 million of this order remained to be shipped. We filled this order during our first fiscal quarter of 2008. We did not have a backlog as of November 30, 2008.

Sales and Distribution

We view the United States ICG marketplace as two distinct segments: the outpatient (physician) market and the hospital market. In the outpatient market, we target physician offices, hospital-based and freestanding outpatient facilities for our stand-alone BioZ products through our direct sales force and distributors. In contrast to the hospital market, there are few, if any, formal capital equipment budget processes in the outpatient market and purchasing decisions can therefore be made more quickly. Consequently, our direct sales force is focused primarily on the outpatient markets.

We continue to believe that the hospital market represents a large and viable market for our products, but our current strategy is to focus our direct sales force on outpatient markets and allow our OEM partners to develop the hospital market for ICG.

Internationally, we sell our products through local medical distributors. Currently, we have distribution partners and end-users in more than 30 countries around the world. Additionally, our international sales team supports GE Healthcare sales teams in selling our ICG Module that interfaces with the GE Healthcare Solar and DASH monitoring systems. We do not offer product return rights to our distributors.

Strategic Relationships

In 2000, we entered into an agreement with GE Healthcare for the development of a custom plug-in module for the GE Healthcare Solar® and DASH series of bedside monitors. This product was introduced to the market in 2001 and extends the capabilities of the GE Healthcare Solar product family to provide all of the hemodynamic parameters of the BioZ ICG Monitor to GE Healthcare's installed customer base of well over 50,000 units. This product is distributed worldwide by CardioDynamics and GE Healthcare for their Solar® 7000, 8000, 8000M, and DASH 3000, 4000 patient monitors.

In 2005 we released the BioZ Dx, a combined ICG/ECG device jointly developed with Philips Medical Systems. The BioZ Dx incorporates CDIC's AERIS™ processing and Philips' diagnostic 12-lead ECG capability and is Electronic Medical Records (EMR) ready with optional BioZport ICG data management software.

Medis entered into a technology licensing relationship with Analogic Corporation in March 2001. Under the agreement, Medis licensed their ICG circuit board and software design to Analogic as a key component to their own ICG monitor. This product, called the LifeGard Monitor, was released in 2004, and is also sold by Philips as a stand-alone ICG monitor under the Philips brand. We receive a licensing fee each time an Analogic or Philips ICG device is sold.

In July 2006, we announced an OEM agreement with Mindray, the largest manufacturer of patient monitoring products in China. Mindray has integrated our BioZ ICG technology into its patient monitoring products and purchases our BioZ ICG OEM Module kit for sale as a component to their BeneView Patient Monitor.

Medicare and Other Third-Party Reimbursement

In the outpatient market, most medical procedures are reimbursed by a variety of insurance sources, including Medicare, Medicaid and private insurers. CMS, which is the governmental body that approves medical services for financial reimbursement under Medicare and Medicaid, determines whether to reimburse for a given procedure and assigns an amount allowed. In September 1998, the CMS mandated Medicare coverage of Electrical Bioimpedance services, such as the CardioDynamics BioZ, on a national basis. The established Medicare coverage for BioZ ICG Systems has improved our ability to penetrate the outpatient market, as Medicare provides health insurance to approximately 50 million people in the United States.

In November 2000, CMS established a uniform national pricing level for the use of our equipment which was implemented in January 2001. In January 2002, the American Medical Association issued a formal Level I HCPCS procedure code, (also referred to as a CPT Code) for BioZ ICG technology. The code is 93701.

In December 2002, CMS initiated a reconsideration of ICG's indications for use. In January 2004, CMS issued an updated national coverage determination. Of the six indications previously indicated, five were substantially unchanged. One indication, "suspected or known cardiovascular disease," was revised to specifically allow CMS contractor discretion in the coverage of resistant hypertension. Resistant hypertension is defined by CMS to include patients with uncontrolled blood pressure (greater than or equal to 140 mm Hg systolic blood pressure and/or 90 mm Hg diastolic blood pressure) on three or more anti-hypertensive medications, including a water pill known as a diuretic. This change served to restrict the number of hypertensive patients eligible for CMS reimbursement for ICG monitoring. The revised CMS indications were as follows:

- *Optimization of fluid management in patients with heart failure.*
- *Differentiation of cardiogenic from pulmonary causes of acute dyspnea.*
- *Optimization of atrioventricular (A/V) interval for patients with A/V sequential cardiac pacemakers.*

- *Monitoring of continuous inotropic therapy for patients with terminal heart failure, when those patients have chosen to die with comfort at home, or for patients waiting at home for a heart transplant.*
- *Evaluation for rejection in patients with a heart transplant as a predetermined alternative to a myocardial biopsy.*
- *CMS local contractor discretion for the treatment of resistant hypertension. Resistant hypertension is defined as patients with uncontrolled blood pressure (greater than or equal to 140 mm Hg systolic blood pressure and/or 90 mm Hg diastolic blood pressure) on three or more anti-hypertensive medications, including a water pill known as a diuretic.*

In November 2006, in response to a request by the Company for *national* coverage of ICG for hypertension, CMS announced that their hypertension reimbursement policy for ICG would remain unchanged and CMS local contractors would continue to have the discretion whether or not to cover ICG for hypertension.

Some private insurers cover the BioZ ICG test, including Aetna, Humana, Blue Cross Blue Shield and others (in select states). We continue discussions with CMS and private insurers to maintain and expand reimbursement indications for ICG.

Marketing

Our primary prospects in the outpatient market include cardiologists, internal medicine physicians, and family practitioners caring for heart failure, hypertension, shortness of breath, and pacemaker patients. Patients in the United States who may benefit from our technology include the 65 million hypertension patients, five million heart failure patients, over one million pacemaker patients, and 20 million patients with a sudden onset of shortness of breath. Our marketing strategy is designed to:

- increase physician and hospital personnel knowledge of ICG technology;
- demonstrate the ability of the BioZ ICG Systems to assist physicians in the objective identification and appropriate pharmacological treatment of heart failure, hypertension, and shortness of breath patients;
- show the ability of the BioZ ICG Systems to assist physicians in the optimization of pacemakers;
- demonstrate cost savings of providing ICG monitoring to patients through more efficient care and reimbursement through CMS-mandated Medicare and private insurers; and
- educate physicians and hospital staff of the importance of hemodynamics in the treatment of patients who would normally not be monitored with a PAC due to practice setting, costs and complications.

In the fourth quarter of 2008, we launched two strategic marketing programs, the Comprehensive Customer Care (C3) program designed to improve our customer care, ICG satisfaction and proper utilization; and the BioZ ICG CERTIFIED program, a global approach to ICG education extending from patients to all call points in physician offices and beyond to insurance payers, medical schools and patient advocacy groups. Our marketing promotion strategy is based on key medical conference participation, direct mail programs, internet-based product and clinical information, and live and direct mail clinical education literature.

Research and Development

Our research and development team, which consists of both scientific and engineering professionals, has extensive experience in the areas of ICG, physiologic signal processing, hardware and software development, and regulatory compliance. The team is responsible for on-going product engineering, new product development and basic research into ICG technology and additional noninvasive monitoring applications.

Our team investigates the physiologic mechanisms underlying our ICG signal as a means of developing new diagnostic parameters. In addition, we research the application of digital signal processing methodologies to improve the quality of signal acquisition and analysis algorithms. Some of this research has resulted in several U.S. patents issued and patents pending. We spent $1,518,000 (6.2% of net sales) on research and development in 2008 and $1,706,000 (7.8% of net sales) in 2007.

Intellectual Property

Our success, to some extent, depends on our ability to maintain patent protection for our products and processes, to preserve our trade secrets and proprietary technology and to operate without infringing upon the patents or proprietary rights of others. We have developed proprietary software for which we have not filed patents. We generally file patent applications in the United States and foreign countries where patent protection for our technology is appropriate and available. We also rely on nondisclosure and non-competition agreements with employees, consultants and other parties to protect trade secrets and other proprietary technology.

To date, CDIC has filed a total of twelve U.S. utility patent applications, three U.S. design patent applications, two European patent applications, one Chinese patent application, and two Patent Cooperation Treaty (PCT) patent application filings. Of these applications, six patents issued in 2003 and two issued in 2006 and four issued in 2007. Of the seven U.S. utility patents that have issued, a key patent is *U.S. Patent Number 6,561,986, "Method and Apparatus for Hemodynamic Assessment Including Fiducial Point Detection,"* which contains 46 claims and is a strategic patent underlying the Company's novel AERIS™ (Adaptive Extraction & Recognition of Impedance Signals) processing. AERIS utilizes breakthrough techniques in time-scale signal processing to filter and accurately determine key ICG and ECG waveform characteristics, known as "fiducial points." ICG and ECG fiducial points form the core measurements from which BioZ parameters are determined. AERIS processing provides enhanced stability, accuracy, and reproducibility in a broader range of patient monitoring conditions.

Another utility patent, U.S. 6,636,754, relates to our electrode technology protection along with three design patents that were issued in 2003. These patents cover various design aspects of the Company's BioZtect sensors and apply to sensors for use with the BioZ and BioZ Dx ICG Monitors as well as the BioZ ICG Module. The BioZtect sensors offer notable improvements in safety and signal transmission and detection, which are critical for device performance.

During 2005 CDIC became aware of a company that was selling competitive ICG sensors for use with our BioZ systems. We filed a patent infringement suit and, in turn, they countersued to have our patent declared invalid and for other restraint of trade claims. In 2006, we agreed to drop the lawsuit and they agreed to drop the countersuit and to pay us a royalty on future ICG sensor sales. In response to this competitive situation with our sensors, we filed two additional US utility patent applications seeking even stronger IP protection on a new model ICG sensor called Advasense.

Clinical Studies

We are committed to supporting well-designed clinical research studies utilizing ICG technology that demonstrate validity, reproducibility, clinical utility and cost-effectiveness. Our clinical research team participates in monitoring and analysis of company-sponsored clinical trials and support of multiple investigator-initiated trials.

Several hundred research papers on ICG technology have been published since 1993. In general, these studies reported mostly favorable results when comparing cardiac output measurements with those of other techniques, such as PAC.

The previous generation technology we acquired in 1993 worked reasonably well in a select group of patients. However, significant technological limitations became evident when monitoring ventilated patients and those with increasing heart rates, high heart rates, abnormal heartbeats, high respiration rates and pacemakers. These limitations related to both hardware and software inadequacies. As a result of intense research and development focus and concerted effort, combined with advances in computer processing power, CardioDynamics has addressed these limitations by improving the electronics, digital signal processing, and parameter computation algorithms.

As studies are conducted with our new technology, their results are summarized first as abstracts, and then as manuscripts that move through the peer review process towards publication. This process can take two years or more to complete. The results of several major studies addressing each of these areas have been released with positive results.

In May 2002, the results of a significant Mayo Clinic study were published in the peer-review journal, *Hypertension*. The results of the study demonstrated 70% superiority in effectively treating previously-uncontrolled hypertension patients when our BioZ ICG was used as compared to traditional management by high blood pressure specialist physicians.
In March 2006, the results of the ED-IMPACT trial (Impedance Cardiography-Aided Assessment Changes Therapy in Emergent Dyspnea) were published in the peer-reviewed journal, *Academic Emergency Medicine*. The study demonstrated the impact of ICG data upon diagnosis and treatment in patients short of breath in the emergency department. The results demonstrated a 39% change in therapeutic plan and 13% change in diagnosis, which were considered very significant findings.

In April of 2006, the results of the 11 center multi-center CONTROL trial (Consideration of Noninvasive Hemodynamic Monitoring to Target Reduction of Blood Pressure Levels) were published in the peer-reviewed journal, *Hypertension*. This study was designed to evaluate the community-based treatment of mild to moderate hypertension patients (vs. the Mayo Clinic Study that was conducted in more severe hypertension treated by specialists). We evaluated the reduction of blood pressure and the achievement of blood pressure control in patients treated with and without BioZ ICG. The results of the study demonstrated that use of BioZ® ICG achieved significantly greater reductions in blood pressure (8 mm Hg systolic and 7 mm Hg diastolic) more than two times better than standard care for achievement of blood pressure control to 130/85 mm Hg.

In June of 2006, the results of the PREDICT trial (Prospective Evaluation and Identification of Cardiac Decompensation in Patients with Heart Failure by Impedance Cardiography Test) were published in a peer-reviewed journal, the *Journal of the American College of Cardiology*. PREDICT was led by principal investigator, Dr. Milton Packer, and 21 top U.S. heart failure centers participated in the study. The study was designed to show whether ICG variables could predict whether a heart failure patient would die or be hospitalized. The results showed that of all the variables measured in the study, ICG was the most powerful predictor of death or hospitalization. A patient with a high risk ICG test was over 8 times more likely to die or be hospitalized in the short-term (2 weeks) than a patient with a low risk ICG test.

In March of 2007, we commenced a multinational, randomized controlled multi-center trial in heart failure patients which will evaluate whether the predictive power of ICG as demonstrated in PREDICT study can be used to change medical managements and subsequently reduce heart failure hospitalizations, as compared to standard care without the use of ICG. The study is called PREVENT-HF – Prevention of Heart Failure Events with Impedance Cardiography Testing. Milton Packer, M.D., Chairman of the Department of Clinical Sciences at the University of Texas Southwestern Medical Center in Dallas Texas, serves as the principal investigator of this trial. Dr Packer is one of the world's leading experts in the treatment of heart failure.

In addition, multiple other ICG studies have been published in journals such as *Chest, American Journal of Cardiology*, and *Congestive Heart Failure*.

The Bioimpedance Evaluation of Therapeutic Titration in Essential, Refractory Hypertension (BETTER HTN) trial was initiated in November of 2008. This is a two phase prospective study. The first phase is a prospective observational cohort study to evaluate the ability of ICG to characterize hemodynamic abnormalities in hypertensive patients and predict therapeutic response to antihypertensive medications. Based on the findings in the first phase, a treatment algorithm will be developed which will be tested in phase two in a randomized controlled trial. Approximately 100 patients will be enrolled in each phase.

Manufacturing

Our products are assembled in San Diego, California, and Illmenau, Germany. The CardioDynamics headquarters in San Diego includes the assembly, test and service facility for the CardioDynamics BioZ ICG systems. The Medis subsidiary in Illmenau is a majority owned subsidiary that manufactures ICG and venous blood flow products, including the Rheoscreen product line, Cardioscreen and Niccomo ICG monitors.

Each location has established quality procedures and controls intended to ensure that both products and purchased parts are designed and manufactured to meet customers' requirements. We purchase the components and raw materials used in manufacturing our products from various suppliers including Philips for the platform for our BioZ Dx System under a Co-Development and OEM agreement and Vermed for our ICG sensors under a five-year custom manufacturing and supply agreement. Our suppliers are evaluated, qualified and monitored to assure continuity of supply while maintaining high quality and reliability. We have systems and procedures in place to ensure timely and effective corrective and preventive actions are taken if we, or our customers, identify non-conformities.

Warranty and Repair

We warrant that our stand-alone BioZ Dx System will be free from defects for a period of 60 months from the date of shipment on each new system sold in the United States, and for 13 months on BioZ systems sold internationally. We warrant that the Niccomo ICG monitor, stand-alone BioZ Monitors and factory certified refurbished BioZ Dx will be free from defects for a period of 12 months from the date of shipment. The warranty includes all options and accessories purchased with the system, except for the external patient cables, the external printer, power cords, and inflatable blood pressure cuffs that are covered for a period of 90 days. When warranty repairs are necessary, we generally perform them at our manufacturing facilities. In some cases, our distributors perform warranty repairs in authorized service centers which are located in the Middle East, Mexico and China.

We provide on-call technical support and, on occasion, offer field clinical support specialists. In addition to our standard warranty, we offer Z Care® extended warranty agreements for maintenance beyond the standard warranty period. We repair equipment that is out of warranty on a time and materials basis.

Competition

Direct competition

To date, we have experienced very limited direct competition. Through our German subsidiary, Medis, we inherited a licensing agreement and relationship with Analogic Corporation, which manufactures a stand-alone ICG device for Philips as well as an Analogic-manufactured device, the LifeGard Monitor, which is distributed through a medical device manufacturer and distributor, Advanced Cardiac Systems. The Philips stand-alone device is primarily sold into the hospital market where we have not traditionally focused with our direct sales force. The LifeGard Monitor is primarily sold in the physician office market and has a suggested retail price that is lower than our BioZ ICG Monitors. The LifeGard Monitor represents the most significant form of competition we have experienced to-date. However, since its introduction in late 2004, we estimate that we have maintained greater than 95% market share for ICG device sales in the U.S. market and have lost very few unit sales in head-to-head competition. We are also aware of at least one international and two domestic manufacturers of ICG monitors. None of these companies has direct sales or clinical teams, and thus far, neither has had much visibility in the market. We believe that our BioZ products provide the most advanced ICG monitoring at prices that are competitive.

Indirect competition

PAC

Also known as thermodilution, right heart catheterization or Swan-Ganz™ catheterization, the PAC procedure was introduced in the early 1970's. Despite its limitations, costs and risks, PAC remains the most commonly used technology besides ICG for monitoring hemodynamic status. Medical Data International estimates that PAC procedures are used over a million times per year worldwide. Edwards Lifesciences, Abbott Laboratories and Datex-Ohmeda produce the majority of right heart catheters used in the United States. ICG technology may eliminate PAC-caused complications, lower costs, reduce procedure time, expand clinical applications and offer immediate availability of vital, real-time, continuous hemodynamic data.

Echocardiography

Echocardiography ("echo") is a diagnostic tool utilizing ultrasound frequency waves to detect anatomical abnormalities of the heart and blood vessels. Echo technology was developed during the 1970's and has advanced through the years with the addition of sophisticated electronics and digitalization for acquisition of better images. A continuous wave suprasternal Doppler echo measures cardiac output noninvasively by placing a Doppler transducer on the chest, aiming it toward the ascending aorta and measuring aortic blood flow velocity. Specifically, echo measures the aortic diameter and the movement of red blood cells to determine the velocity and direction of blood flow to calculate stroke volume and thus calculate cardiac output. While it is possible to do so, echo is not routinely used to measure cardiac output because of its technological limitations, cost, time, and lack of reimbursement for this purpose.

Trans-esophageal echo

Trans-esophageal echo is an ultrasound advancement that is used to obtain closer images of the heart. It is useful in patients for whom examination from the usual external position is technically impossible or for hospitalized patients undergoing cardiac surgery. Trans-esophageal echo is performed with the ultrasound transducer placed in the esophagus through the mouth. Although this procedure enables more direct, accurate images of the heart, disadvantages include its invasive nature, increased patient discomfort and the requirement for patient sedation to promote procedure tolerance. In addition, patient airway complications may result, therefore emergency equipment, such as oxygen, intubation equipment and ECG monitoring must be immediately available. The procedure is customarily performed with several attendants, including an echo technician, a nurse and a physician.

Direct and Indirect Fick

Direct Fick was the original method conceived in the late 1800's to measure cardiac output. It is based on calculating the oxygen difference between the arterial and venous blood, along with oxygen inhalation and expiration. The direct Fick method is seldom used because it is time consuming, costly and complicated. A variation of the direct Fick method is called CO_2 Re-breathing, or Indirect Fick. It was introduced in the 1980's to the hospital surgical market. Because CO_2 Re-breathing method is limited to patients who are mechanically ventilated, the number of patients who are candidates for the procedure is very limited.

Government Regulation

Our products are classified as medical devices subject to regulation in the United States by the Food and Drug Administration ("FDA"). New products generally required FDA clearance under a procedure known as 510(k) pre-market notification. A 510(k) pre-market notification clearance indicates FDA agreement with an applicant's determination that the product is substantially equivalent to another marketed medical device. Our products generally are Class II products with the FDA. Delays in receipt of, or failure to obtain or maintain, regulatory clearances and approvals, or any failure to comply with regulatory requirements, could delay or prevent our ability to market our product line.

The Federal Food, Drug and Cosmetic Act, its subsequent amendments and modernization acts, and similar foreign regulations, require that medical devices be manufactured in accordance with good manufacturing practices and quality system requirements. Our manufacturing processes and facilities are subject to periodic on-site inspections and continuing review by applicable regulatory bodies to ensure compliance with Quality System regulations. We believe that our products currently meet applicable standards for the countries in which they are marketed.

We are required to report to the FDA and international agencies information that a device has or may contribute to a death or a serious injury. We also may be subject to product recalls. No such report or recall has had a material effect on our financial condition or prospects, but there can be no assurance that regulatory issues may not have a material adverse effect in the future.

We are subject to various environmental laws and regulations. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily in manufacturing processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, we believe that we are in material compliance with current environmental standards and that continued compliance will not have a material impact on our financial position or prospects, results of operations or liquidity.

Failure to comply with applicable governmental regulations can result in various penalties, including fines, recalls or seizure of product, total or partial suspension of production, refusal or delay in product approvals or clearances, increased quality control costs or criminal prosecution. Any change in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, of the promulgation of any additional laws or regulations could have an adverse effect on our business, financial condition, prospects, results of operations or cash flows.

In order to sell our products within the European community, we must comply with the European Commission's medical device directive. In late 1998, we received authorization to place the CE mark on our BioZ ICG Monitor. The CE mark is recognized worldwide as an essential European regulatory approval and enabled us to expand our sales and distribution of the BioZ ICG Monitor throughout Europe. Future regulatory changes could limit our ability to use the CE mark, and any new products we develop may not qualify for the CE mark. If we fail to obtain authorization to use the CE mark or lose this authorization, we will not be able to sell our products in the European community. In December 2008, we had our annual compliance review and we passed without any significant issues.

In November 2004, we received renewal approval from the State Drug Administration of the People's Republic of China, and in November 2000, we received a Canadian Medical Device License. Our distribution partners received MHLW approval in November 2004, KFDA approval in February 2002 and Israel Ministry of Health approval in October 2006, enabling our products to be sold in Japan, Korea and Israel. In June, 2007 we received clearance for the CardioDynamics BioZ Dx Hemodynamic Monitor with Philips 12-lead ECG from Health Canada, Therapeutic Products Directorate, Medical Device Bureau.

Employees

As of November 30, 2008, we had 122 employees, none of whom are covered by a collective bargaining agreement. We consider our employee relations with our employees to be good.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Annual Report, you should consider the risk factors specified in the "Risk factors" section of our November 30, 2008 Form 10-K, which could affect our business, financial condition and results of operations. Such information is incorporated by reference in this Annual Report.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We are headquartered in San Diego, California and operate manufacturing locations in San Diego, California; Bellow Falls, Vermont; and Ilmenau, Germany as described below. We believe that our properties are adequate and suitable for our current and foreseeable business needs.

Location	Use	Owned/Leased	Lease Termination Date	Size *(Sq. Feet)*
San Diego, California	Corporate Headquarters Sales & Marketing Research & Development Manufacturing & Distribution	Leased	December 2009	32,779
Ilmenau, Germany	General & Administrative Sales & Marketing Research & Development Manufacturing & Distribution	Owned (80% owned subsidiary)	N/A	7,173

ITEM 3. LEGAL PROCEEDINGS

The Company is from time to time subject to legal proceedings and claims, which arise in the ordinary course of our business, none of which is required to be disclosed under this Item 3. Management believes that resolution of these matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information with respect to our executive officers:

Name	Age	Position(s)
Michael K. Perry	48	Chief Executive Officer and Director
Rhonda F. Rhyne	48	President
Steve P. Loomis	48	Chief Financial Officer, Vice President of Operations and Corporate Secretary
Donald J. Brooks	49	Chief Technology Officer
Richard E. Trayler	58	Vice President of International Operations

Michael K. Perry has been the Chief Executive Officer and Director of CardioDynamics since April 1998. From 1994 to 1997, Mr. Perry was Vice President of Operations at Pyxis Corporation, and in 1995 assumed additional responsibility for Research and Development. Pyxis Corporation was a pioneer of healthcare automation and information management services, in addition to pharmacy management services to hospitals and outpatient facilities. Mr. Perry was part of the executive team that successfully acquired and integrated three businesses into Pyxis, and in 1996, sold the company to Cardinal Health, Inc. for $980 million. Prior to joining Pyxis, Mr. Perry served in several increasingly responsible management assignments with Hewlett-Packard Company's Medical Products Group in manufacturing and finance.

Additionally, he was Director of Quality for a division of Hewlett-Packard's DeskJet Printer Group. In 2003, Mr. Perry was named San Diego Entrepreneur of the Year for Medical Products and Technology. Mr. Perry holds a Master's degree in Business Administration from Harvard University and a Bachelor's degree in Mechanical Engineering from General Motors Institute. Mr. Perry serves as an Executive Committee member on the Advisory Board of the University of California San Diego Cardiovascular Center and on the Board of Directors for Junior Achievement of San Diego.

Rhonda F. Rhyne has been our President since June 1997, previously serving as Chief Operating Officer from 1996 to 1997 and as Vice President of Operations from 1995 to 1996. From 1992 until 1995, Ms. Rhyne held positions of Director, President, Chief Executive Officer and Vice President of Sales and Marketing for Culture Technology, Inc. Ms. Rhyne has also held sales management positions at GE Medical Systems and Quinton Instrument Company, both medical device subsidiaries of publicly held companies. Ms. Rhyne holds a Bachelor's degree in Pharmacy from Washington State University and a Master's degree in Business Administration, executive program, from University of California Los Angeles, Anderson School of Business.

Steve P. Loomis joined the Company in September 1996 as Vice President of Finance and has held the positions of Chief Financial Officer and Corporate Secretary since April 1997. In June 2008, Mr. Loomis was appointed to the additional role of Vice President of Operations. From 1993 until 1996, he served as Director of Financial Reporting at Kinko's Inc. From 1988 to 1993, Mr. Loomis was Chief Financial Officer for Terminal Data Corporation, a publicly traded company. He earned his Bachelor's degree in business administration from California State University at Northridge. Mr. Loomis is a certified public accountant.

Donald J. Brooks joined the Company in September 2004 as Vice President of Product Development and was appointed as Chief Technology Officer in January 2006. From 2003 to 2004, Mr. Brooks served as Director of Product Development and VP of Operations at Zargis Medical (a Siemens start-up venture). From 2001 to 2003, Mr. Brooks served as a Senior Systems Design Engineer at Walnut Technologies, Inc. Prior to 2001, Mr. Brooks held other various managerial positions, including Vice President of Operations for Boston Medical Technologies and Engineering Manager for Siemens Medical Systems. Mr. Brooks earned his BSEE and MSEE degrees in Electrical Engineering at North Carolina State University with an emphasis on analog VLSI design and Digital Signal Processing.

Richard E. Trayler is our Vice President of International Operations and served as our Chief Operating Officer from July 1997 to January 2003. From 1982 to 1997, Mr. Trayler held sales management positions at Quinton Instrument Company. He has also held positions at the Heart Institute for CARE, the University of Washington and the Boeing Company. Mr. Trayler earned a Bachelor's degree from Texas A&M University and a Master's degree from the University of Washington and a Master's degree from Western Conservative Baptist Seminary.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the Nasdaq Market under the symbol "CDIC." The following table provides the high and low sales prices per share of our common stock as reported by the Nasdaq Stock Market for the periods indicated. On May 8, 2008, in response to our non-compliance with Nasdaq Stock Market rules requiring a minimum bid price of $1.00 per share, our shareholders approved a one-for-seven reverse stock split of our common stock and proportionate reductions in the number of authorized shares of our common and preferred stock, which became effective on May 9, 2008. All references to share and per-share data for all periods presented have been adjusted to give effect to this reverse split.

	Market Price	
Year Ended November 30, 2008:	**High**	**Low**
Fourth Quarter	$ 1.55	$ 0.56
Third Quarter	2.02	0.70
Second Quarter	3.00	1.40
First Quarter	3.08	1.96

Year Ended November 30, 2007:	Market Price High	Market Price Low
Fourth Quarter	$ 4.55	$ 2.59
Third Quarter	5.60	2.59
Second Quarter	7.56	4.34
First Quarter	9.10	5.53

On January 31, 2009, the closing price of our common stock was $0.64 per share and there were approximately 431 holders of record. The Company has not declared or paid any cash dividends on shares of our common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the operation of the business.

ITEM 6. SELECTED FINANCIAL DATA

Not Applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related Notes, as well as the other financial information included in this Annual Report. Some of our discussion is forward-looking and involves risks and uncertainties. For information regarding risk factors that could have a material adverse effect on our business, refer to Part I, Item 1A of our Form 10-K, "Business - Risk Factors."

Results of Operations

CardioDynamics is the innovator and market leader of an important medical technology called impedance cardiography ("ICG"). We develop, manufacture and market noninvasive ICG devices, and proprietary ICG sensors. Unlike some other traditional cardiac function monitoring technologies, our monitors are noninvasive (without cutting into the body). Our BioZ ICG Systems obtain data in a safe, efficient, and cost-effective manner not previously available in the physician office and hospital setting.

Just as electrocardiography ("ECG") noninvasively measures the heart's electrical function, ICG makes it possible to noninvasively measure the heart's mechanical function. Our ICG devices measure 12 hemodynamic (blood flow) parameters which describe the blood flow the heart pumps, the resistance from the blood vessels that the heart is pumping against, the strength of heart contraction, and the amount of fluid in the chest.

Our lead products, the BioZ Dx, BioZ ICG Monitor, BioZ ICG Module, and the BioZ ICG OEM Module Kit, have received FDA 510(k) clearance and carry the CE Mark, which is a required certification of environmental and safety compliance by the European Community for sale of electronic equipment.

The aging of the worldwide population along with continued cost containment pressures on healthcare systems and the desire of clinicians and administrators to use less invasive (or noninvasive) procedures are important trends that are helping drive adoption of our BioZ ICG Systems. These trends are likely to continue into the foreseeable future and should provide continued growth prospects for our Company.

There is often a slow adoption of new technologies in the healthcare industry, even technologies that ultimately become widely accepted. Conducting clinical trials, making physicians aware of the availability and clinical benefits of a new technology, changing physician habits, and securing adequate reimbursement levels are all factors that tend to slow the rate of adoption for new medical technologies. We have invested and will continue to invest a significant amount of our resources in clinical trials, which, if results prove successful, should contribute to further physician acceptance and market adoption of our technology. As with all clinical trials, there is no assurance of achieving the desired positive outcome.

We have developed strategic partnerships to increase the presence and adoption of ICG technology. Our principal strategic partners include GE Healthcare, Philips and Mindray, all of which are among the premier medical technology companies in the world and have a substantial installed base of medical devices. We are currently selling the BioZ ICG Module through GE Healthcare and Mindray and co-developed the BioZ Dx with Philips, the latest generation ICG monitor. These strategic relationships further validate the importance of our technology to the clinical community and provide additional distribution channels for our systems. We intend to seek additional strategic partnerships over time accelerate the validation, distribution, and adoption of our technology.

We believe that the greatest risks in executing our business plan in the near term include: an adverse change in U.S. reimbursement policies for our technology, negative clinical trial results, competition from emerging ICG companies or other new technologies that could yield similar or superior clinical outcomes at reduced cost, de-listing from the Nasdaq stock market, and the inability to hire, train, and retain the necessary sales and clinical personnel to meet our growth objectives. Our management team devotes a considerable amount of time mitigating these and other risks, some of which are described in the risk factor section in Part I, Item 1A of our Form 10-K, to the greatest extent possible.

Following is a list of several key financial achievements in 2008 compared with 2007:

- Net ICG sales increased 12% to $24.5 million, up from $21.9 million
- ICG sensor revenue increased 2% to $6.8 million, or 28% of total sales, up from $6.7 million
- ICG monitor and module sales totaled 994 units, 388 of which were BioZ Dx systems, 36 BioZ monitors, 372 ICG Modules and 198 Medis ICG monitors, up 32% from a total of 752 ICG monitors and modules
- International ICG sales grew 73% to $4.7 million, up from $2.7 million
- ICG gross profit margin was 72%, up from 68%
- Operating loss improved 58% to $2.0 million, down from an operating loss of $4.8 million which includes $1.0 million of non-cash charges for depreciation, amortization and equity compensation in 2008, and $0.9 million in 2007
- Operating cash use from continuing operations of $1.5 million, an improvement of $0.8 million, or 35%

Additional key operating milestones in 2008:

- Announced results of significant study with nearly three times the national average blood pressure control rates at the American Society of Hypertension annual meeting
- Announced two important clinical studies correlating BioZ ICG with Ejection Fraction
- Launched Comprehensive Customer Care (C3) program designed to improve ICG customer care, satisfaction and proper utilization
- Initiated ICG CERTIFIED program, a global approach to ICG education extending from patients to all call points in physician offices and beyond to insurance payers, medical schools and patient advocacy groups
- BioZ ICG technology integrated with General Electric Healthcare's Centricity electronic medical record (EMR) system
- Shareholders approved one-for-seven reverse split of Company's common stock and trading in post-split shares began May 9, 2008, reinstating compliance with Nasdaq minimum bid price requirements at that time

Operating Segments

Previously, our business had two operating segments, the impedance cardiography ("ICG") segment and the electrocardiography ("ECG") segment. On August 31, 2007, we sold our ECG segment (Vermed) to Medical Device Partners, Inc ("MDP"). The sale of Vermed allowed us to focus our resources on our proprietary ICG business, which we believe holds the highest growth potential, while maintaining a long-term relationship with MDP for ICG sensors. We now report as one operating segment, as defined in Financial Accounting Standards Board No. 131. The results of the former ECG segment are reported as "discontinued operations" within the Consolidated Statements of Operations and Consolidated Statements of Cash Flows.

The ICG business consists primarily of the development, manufacture and sales of the BioZ Dx, BioZ ICG Monitor, BioZ ICG Module and associated BioZtect sensors. These devices use ICG technology to noninvasively measure the heart's mechanical function. These products are used principally by physicians to assess, diagnose, and treat cardiovascular disease and are sold to physicians and hospitals throughout the world. With the acquisition of Medis in June 2004, the ICG segment also includes the Medis diagnostic and monitoring devices such as the Niccomo, Cardioscreen monitor and the Rheoscreen family of measurement devices. We sell Medis products internationally to physicians, hospitals, distributors and researchers.

We derive most of our revenue from the sale of our ICG devices but also sell the associated disposable ICG sensors, which are consumed each time an ICG test is performed. For the twelve months ending November 30, 2008, 28% of our revenue came from our disposable ICG sensors. ICG sensor revenue, as a percentage of net sales, has grown from 6% in 2000, to a high of 31% in 2007. We have now shipped 7.2 million ICG sensor sets to customers since introducing the BioZ ICG Monitor in 1998. We employ a workforce of 24 clinical application specialists ("CAS") who are responsible for interacting with and training our customers on the use of the BioZ ICG Systems.

In January 2004, the Center for Medicare & Medicaid Services ("CMS") issued an updated national coverage determination. Of the six indications previously covered, five were substantially unchanged. One indication, "suspected or known cardiovascular disease," was revised to specifically allow CMS contractor discretion in the coverage of resistant hypertension. Resistant hypertension is defined by CMS to include patients with uncontrolled blood pressure on three or more anti-hypertensive medications, including a diuretic. This change served to restrict the number of hypertensive patients eligible for CMS reimbursement of ICG monitoring.

In March 2006, we published the results of our multi-center CONTROL study in a leading hypertension journal, *Hypertension*, which showed that clinician use of BioZ technology helped patients reach targeted blood pressure levels twice as effectively as standard clinical practice. Based on the results of this study, CMS opened the reconsideration review process in response to a request by the Company to evaluate whether to broaden ICG hypertension coverage.

In November 2006, CMS announced that their hypertension reimbursement policy for ICG would remain unchanged and CMS local contractors would continue to have the discretion whether or not to cover ICG for hypertension. Some private insurers cover the BioZ ICG test, including Aetna, Humana, and Blue Cross Blue Shield as well as others (in select states). We continue to have active discussions with local Medicare contractors and private insurers in an effort to maintain and expand local reimbursement coverage for ICG.

Net Sales – Net sales for the twelve months ended November 30, 2008 were $24,517,000, an increase of 12% from $21,850,000 during the twelve months ended November 30, 2007. The sales growth for fiscal 2008 was primarily driven by record sales from our Medis subsidiary, which accounted for $3,325,000 of sales, up from $2,102,000 during fiscal 2007. Total ICG device sales increased 32% to 994 units, up from a total of 752 units in fiscal 2007. Of the 994 ICG units sold, 372 were ICG Modules and 622 were stand-alone ICG monitors, including 388 BioZ Dx Systems, 36 BioZ Monitors, and 198 Medis ICG Monitors.

Net sales during fiscal 2008 by our domestic direct sales force, which targets physician offices and hospitals, increased 5% to $19.3 million, from $18.4 million in fiscal 2007. Sales headcount totaled 70 associates at November 30, 2008, including 30 U.S. territory managers and 24 clinical application specialists, up from 63 sales associates one year ago.

During 2008, international and new market sales increased by $2.0 million or 73% to $4.6 million, from $2.7 million in the same period last year, primarily due to the fulfillment of a large order for Niccomo ICG Monitors from an Eastern European hospital purchaser shipped by our Medis subsidiary in the first quarter of 2008. Additionally, the Instituto de Salud del Estado de Mexico, the hospital network of the state of Mexico within the country of Mexico, also purchased over $200,000 in Niccomo monitors during the first quarter of 2008.

Each time our BioZ ICG products are used, disposable sets of four BioZtect sensors are required. This recurring ICG sensor revenue increased 2% during fiscal 2008 to $6.8 million, representing 28% of consolidated net sales, compared with $6.7 million or 31% of consolidated net sales during fiscal 2007.
We believe that sensor revenue growth, to some degree, will be based upon an increasing mix of BioZ Dx Systems in our installed base and the success of our CAS team's focused customer service efforts and expansion of the ICG CERTIFIED™ program. We also offer a discount sensor program to our domestic customers, which includes considerable discounts and fixed pricing on sensor purchases in exchange for minimum periodic sensor purchase commitments.

Included in ICG net sales is revenue derived from extended warranty contracts, spare parts, accessories, freight and non-warranty repairs of our BioZ Systems of $0.7 million and $0.6 million for the twelve months ended November 30, 2008 and 2007, respectively.

Stock-Based Compensation Expense – Stock-based compensation expense for the year ended November 30, 2008 was $384,000, as compared to $381,000 for the year ended November 30, 2007. See Note 1 to the Consolidated Financial Statements for individual operating expense line item amounts.

Gross Margin – Gross margin was $17.5 million and $15.0 million for the years ended 2008 and 2007, respectively. The current year increase was largely the result of higher sales volume and lower expenses related to our provision for excess, slow moving or obsolete inventory. As a percentage of net sales, gross margin in 2008 was 72%, up from 68% in 2007. The increased percentage during fiscal 2008 was primarily the result of 9% higher net average unit selling prices, lower sales return reserve requirements, lower manufacturing overhead costs and lower inventory reserve requirements.

Research and Development – Our investment in research and development for the year ended November 30, 2008 was $1,518,000, as compared to $1,706,000 during the year ended November 30, 2007, a decrease of 11%. The $188,000 decrease was principally due to improved efficiencies and reduced personnel and related expenses as part of our ongoing cost containment focus in support of our plan to regain profitability. We anticipate that research and development expenses will increase by approximately 20% during our upcoming fiscal 2009 due to new product initiatives and their related development costs.

Selling and Marketing – Selling and marketing expenses increased $394,000 or 3% to $15,088,000 in 2008, from $14,694,000 in 2007. The increase in expenses was primarily due to a $425,000 increase in personnel and related expenses and $120,000 of depreciation on sales demonstration equipment. This was partially offset by a $295,000 reduction in marketing and clinical expenses.

General and Administrative – General and administrative expenses for the year ended November 30, 2008 was $2,839,000, a decrease of 10% or $321,000, from $3,160,000 in 2007. The decrease during 2008 was principally due to a $344,000 reduction in accounting related fees as a result of us no longer being an accelerated filer under SEC rules.

Amortization of Intangible Assets– Amortization of intangible assets in 2008 was $122,000, a decrease of $25,000 or 17%, from $147,000 in 2007. The decrease in 2008 was principally due to nearing the end of the amortized life of Medis-developed technology assets.

Other Income (Expense) – Interest income was $247,000 during 2008, down from $255,000 in 2007. The decrease of $12,000 was principally due to lower average interest rates earned during 2008 and fewer internally financed long-term receivables.

Interest expense for 2008 was $963,000, a decrease of $74,000 from $1,037,000 in 2007. The decrease was principally due to lower average debt balances during 2008. This was partially offset by a $70,000 increase in accretion under the effective interest method on our convertible notes.

Foreign currency gain during 2008 was $17,000 as compared to a foreign exchange loss of $85,000 in fiscal 2007. The $102,000 change was due to the strengthening of the US Dollar against the Euro, and related decreases in Euro denominated deferred acquisition costs.

Minority Interest in Income of Subsidiary - Minority interest in income of Medis in 2008 and 2007 was $180,000 and $78,000, respectively, and represents the 20% minority share interests retained by the founders. The increase during 2008 is the result of the significantly higher income earned during the period by our Medis subsidiary, largely related to large Eastern European hospital and Mexico shipments recorded during the first quarter of 2008.

Income Tax Provision – For the twelve months ended November 30, 2008, we recorded a tax provision of $441,000, an increase of $120,000 over the $321,000 provision recorded for the twelve months ended November 30, 2007. In each of the reported periods, the tax provisions are based on estimated foreign taxes and estimated minimum U.S. income and franchise taxes. The increase during fiscal 2008 is the result of the significantly higher income earned during the period by our Medis subsidiary resulting from large Eastern European hospital and Mexico shipments made in the first quarter of 2008 reduced by a lower income tax rate in 2008.

Since we have a 100% valuation allowance against our deferred tax assets, we do not recognize an income tax benefit against consolidated pre-tax losses. However, because foreign income is not shielded by our deferred tax assets, we record a tax provision based on estimated foreign taxes resulting from the income earned by our Medis subsidiary during the period.

Income (Loss) from Discontinued Operations – For the year ended November 30, 2008, we recorded income from discontinued operations of $127,000, as compared to a loss from discontinued operations of $10,614,000. The income reported during fiscal 2008 is due to the release of estimated previously accrued expenses related to the sale of our former Vermed subsidiary since we do not expect to incur any additional expenses associated with the disposition of this subsidiary. The net loss during fiscal 2007 was principally due to an $11,068,000 charge for impairment of intangible assets of the Vermed subsidiary that was sold in 2007.

Liquidity and Capital Resources

Net cash used in continuing operations for the twelve months ended November 30, 2008 was $1,463,000, down from $2,259,000 in the same period last year. Including discontinued operations, net cash used in operations was $1,071,000 during the twelve months ended November 30, 2007. From an operating cash flow perspective, the $3,219,000 net loss we incurred during fiscal 2008, included a number of non-cash charges, including: provision of $866,000 for doubtful accounts and sales returns, $469,000 for depreciation, $505,000 for accretion of the discount on our convertible notes and $384,000 for stock-based compensation expense, none of which affect cash flow. Besides the net losses, the most significant effect on operating cash between 2007 and 2008 was the receipt of a prepaid customer deposit in the fourth quarter of 2007 associated with a large sale to an Eastern European hospital purchaser that shipped in the first quarter of 2008. Because we have Euro denominated assets and liabilities associated with our Medis operations, exchange rate fluctuations will effect the period to period US dollar reported values of these items.

In the twelve months ended November 30, 2008, net cash used in investing activities from continuing operations was $72,000, down from net cash provided by investing activities from continuing operations of $1,462,000 during the twelve months ended November 30, 2007. Investing cash provided by continuing operations during fiscal 2007 was principally due to the maturity of $1,510,000 certificates of deposit. The investing cash use during fiscal 2008 was for purchases of property, plant and equipment totaling $72,000, compared with $48,000 during fiscal 2007. Most of the purchases in both periods relate to computer equipment and sales demonstration equipment. As we replace and upgrade our existing computer hardware and software and add additional sales personnel, we expect to continue to invest in new computer and demonstration equipment in future periods, however, we believe that purchases of property, plant and equipment in future periods will not materially increase.

Net cash used in financing activities from continuing operations during fiscal 2008 was $14,000, down from a net cash use of $2,311,000 during fiscal 2007, as a result of repayment of our former bank debt in the third quarter of 2007 from the proceeds of the sale of Vermed.

On April 11, 2006, we issued $5.25 million of Convertible Notes to affiliates of our largest institutional shareholder. The Convertible Notes, originally due in 2009, are convertible into common stock at $8.05 per share. The Convertible Notes were determined to contain an embedded derivative liability because the conversion price of the debt could be adjusted if we issued common stock at a lower price. We evaluated the capital resource options available to the Company under various performance scenarios and determined that it could be possible, although unlikely, that it would not be within management's control to prevent the issuance of additional shares at a price that was sufficiently low so that the conversion adjustment would require us to deliver more shares than are authorized. Under the accounting rules, this required us to bifurcate the embedded conversion option and account for it as a derivative instrument liability. The proceeds received on issuance of the Convertible Notes were allocated to the fair value of the bifurcated embedded derivative instrument included in the Convertible Notes, with the remaining proceeds allocated to the notes payable, resulting in the Convertible Notes being recorded at a significant discount from their face amount

On November 29, 2006, we entered into an amendment with the holders of the Convertible Notes. The amendment extended the term of the Convertible Notes to April 2011, added a put option under which the holders could have elected in January 2009 to be repaid in April 2009, and eliminated the embedded derivative instrument by revising the anti-dilution language. As a result of this amendment, the requirement to classify the embedded conversion option as a derivative liability was eliminated and the derivative liability was reclassified to shareholders' equity. The holders of the Convertible Notes were required to notify us in writing no later than January 11, 2009, in order to exercise their put option to be repaid on April 11, 2009. The holders of the Convertible Notes did not make the election for early repayment and, as a result, the notes and any accrued but unpaid interest are scheduled to be repaid on April 11, 2011.

In 2004, the Company issued letters of credit relating to the acquisition of Medis to secure the deferred acquisition payments due to the minority shareholders of Medis to be paid annually over five years through 2009. The Company had outstanding letters of credit at November 30, 2008 of $193,000 (€152,000), which includes imputed interest through April 2009. The deferred acquisition payment and related accrued interest is classified as a current liability in the consolidated balance sheet. The letters of credit due to expire in June 2009 are secured by a certificate of deposit of $250,000 which is included on the balance sheet under "Cash and cash equivalents – restricted."

At November 30, 2008, we have net operating loss carryforwards of approximately $52.5 million for federal income tax purposes that begin to expire in 2011. The Tax Reform Act of 1986 contains provisions that limit the amount of federal net operating loss carryforwards that can be used in any given year in the event of specified occurrences, including significant ownership changes. In 2004, we retained independent tax specialists to perform an analysis to determine the applicable annual limitation applied to the utilization of the net operating loss carryforwards due to ownership changes as defined in Internal Revenue Code (IRC) Section 382 that may have occurred. As a result of this study, and managements' consideration of subsequent share ownership activity, we do not believe that the ownership change limitations would impair our ability to use our net operating losses against our current forecasted taxable income.

In April 2007, we received a Nasdaq Deficiency Letter indicating that our common stock failed to comply with the minimum bid price requirement set forth in Nasdaq Marketplace Rule 4450(a)(5). The letter was issued in accordance with standard Nasdaq procedures because our common stock closed below $1.00 per share for 30 consecutive trading days. We were afforded 180 calendar days to regain compliance with the minimum bid requirement. Because our stock did not exceed the $1.00 minimum bid price for at least 10 consecutive business days within that 180 day period, we elected to transfer our common stock from the Nasdaq Global Market to the Nasdaq Capital Market in October 2007. At that time, we were granted a second 180 calendar days, or through mid-April 2008, to regain compliance while listed on the Nasdaq Capital Market. On May 8, 2008, our shareholders approved a reverse split of one-for-seven shares of our common stock and proportionate reduction in the number of authorized shares of our common and preferred stock. On May 9, 2008, our common stock began trading on a split-adjusted. On May 23, 2008, the Company received notification from Nasdaq that it had regained compliance with the listing requirements. Our stock has traded below the $1.00 minimum bid price since October 14, 2008. Because of recent volatility in the financial markets, Nasdaq temporarily suspended the continued listing requirements related to bid price and market value during the period of October 16, 2008 to April 19, 2009.

We believe that over the next 12 months we will return to positive operating cash flow and we further believe that our cash and cash equivalent balances will be sufficient to support our ongoing operating plans, fund our anticipated capital expenditures and to meet our working capital requirements. Over the longer term, we will be required to repay our Convertible Notes due April 11, 2011. While we believe that we are adequately capitalized, our long-term liquidity will depend to some extent on our ability to commercialize the BioZ and other products. Therefore, we may attempt to raise additional funds through public or private financing, bank loans, collaborative relationships, dispositions or other arrangements. In addition, we may seek ways to maximize shareholder value including appropriate acquisition, restructuring or divestiture opportunities. As we consider opportunities to acquire or make investments in other technologies, products and businesses, we may choose to finance such acquisitions or investments by incurring debt or issuing equity securities.

Off-Balance Sheet Arrangements

We are not a party to off-balance sheet arrangements other than operating leases, and have not engaged in trading activities involving non-exchange traded contracts, and are not a party to any transaction with persons or activities that derive benefits, except as disclosed herein, from their non-independent relationships with the Company.

Critical Accounting Policies

The methods, estimates, and judgments we use in applying our most critical accounting policies have a significant impact on the results that we report in our consolidated financial statements. The SEC considers an entity's most critical accounting policies to be those policies that are both most important to the portrayal of a company's financial condition and results of operations, and those that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about matters that are inherently uncertain at the time of the estimation. We believe the following critical accounting policies require significant judgments and estimates used in the preparation of our consolidated financial statements and this discussion and analysis of our financial condition and results of operations:

Revenue Recognition - We recognize revenue from the sale of products to end-users, distributors and strategic partners when persuasive evidence of a sale exists, the product is complete, tested and has been shipped which coincides with transfer of title and risk of loss, the sales price is fixed and determinable, collection of the resulting receivable is reasonably assured, there are no material contingencies and the Company does not have significant obligations for future performance. When collectability is not reasonably assured, we defer the revenue over the cash collection period. Provisions for estimated future product returns and allowances are recorded in the period of the sale based on the historical and anticipated future rate of returns. On occasion, we offer customers a limited Medicare reimbursement guarantee under which we would be responsible for the remaining unbilled payments, however, we believe the probability of payment is remote and thus recognize full revenue on the sale. Revenue is recorded net of any discounts or trade-in allowances given to the buyer.

Occasionally we sell products under long-term financing arrangements and we perform credit checks and other procedures to determine if the buyer is credit worthy. When collectability is reasonably assured, we recognize the present value of the minimum payments using the rate implicit in the financing agreement as revenue at the time of sale and recognize interest income over the term of the contract. For our Fiscal years ended 2008 and 2007, these long-term financing arrangements accounted for approximately 0.9% and 1.5%, respectively, of net sales. Revenue for extended warranty contracts beyond our standard warranty is recognized evenly over the life of the contract. Amounts received for warranty contracts that have not yet been earned, are recorded as deferred revenue. For our Fiscal years ended 2008 and 2007, revenue form these extended warranty contracts accounted for approximately 0.9% and 1.0%, respectively, of net sales.

Allowance for Doubtful Accounts and Sales Returns - We maintain an allowance for doubtful accounts and notes receivable to cover estimated losses resulting from the inability of our customers to make required payments. We have both a general reserve, based upon historical experience, and specific reserves for accounts we determine to have collection risk. We determine the adequacy of this allowance by regularly reviewing specific account payment history and circumstances, the accounts receivable aging, notes receivable payments and historical write-off rates. If customer payment timeframes were to deteriorate, additional allowances for doubtful accounts would be required.

Also included in the allowance for doubtful accounts is an estimate of potential future product returns related to current period sales recorded as a reduction of revenue. We analyze the rate of historical returns when evaluating the adequacy of the allowance for product returns. We are able to estimate these allowances and reserves based on our experience and mix of customers.

Inventory Valuation and Reserves - We value our inventory at the lower of cost, using the first-in, first-out method, or market. We include expenses incurred to procure, receive, inspect, store, assemble, test and ship our products in an overhead pool that gets capitalized into inventory based on our standard material overhead rate which is applied as material is received. The overhead absorbed is adjusted to the actual rate incurred based on a four quarter rolling average. Demonstration units used by our sales personnel that are expected to be sold in the near term are classified as inventory, whereas units on loan for clinical trials, rentals or research are classified as fixed assets. We maintain inventory reserves for demonstration inventory used by our sales personnel, potential excess, slow moving, and obsolete inventory as well as inventory with a carrying value in excess of its net realizable value. We review inventory on hand quarterly and record provisions for sales demonstration inventory, potential excess, slow moving or obsolete inventory based on several factors, including our current assessment of future product demand, historical experience, and product expiration. Inventory reserves assigned to specific items are considered an adjustment of basis and are not reversed.

Valuation of Goodwill - We perform an annual review of goodwill for impairment in accordance with Statement of Financial Accounting Standards No. 142 (SFAS No. 142), *"Goodwill and Other Intangible Assets."* In order to determine if the carrying value of a reporting unit exceeds its fair value, management prepares a discounted cash flow model for the Medis reporting unit that incorporates various assumptions regarding revenue and expense levels, income tax rates, working capital and capital spending requirements as well as the appropriate discount rate to apply. Each of these factors, while reasonable, requires a high degree of judgment and the results could vary if the actual results are materially different than the forecasts. In addition to the discounted cash flow models, management reviews the enterprise value (market capitalization plus interest bearing debt) of each reporting unit, based upon the enterprise value of the consolidated company, as a multiple of sales in comparison to prior periods and other comparable public companies in the same or similar industries. Goodwill is recorded on the books of our Medis subsidiary, therefore exchange rate fluctuations also affect enterprise value from period to period.

In addition to the annual review, an interim review is required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

- a significant adverse change in legal factors or in the business climate;
- a significant decline in our projected revenue or cash flows;

- an adverse action or assessment by a regulator;
- unanticipated competition;
- a loss of key personnel;
- a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; and
- the testing for recoverability under Statement 144 of a significant asset group within a reporting unit.

If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase. As a result of a Vermed definitive sales agreement signed on June 25, 2007, we recorded an impairment charge on goodwill and other intangible assets of our ECG segment of $11.1 million in our second quarter ended May 31, 2007. At August 31, 2007, the estimated impairment charge was updated and the Company recorded a $232,000 impairment reversal as part of discontinued operations for the quarter.

Valuation of Long-Lived Assets - We assess the impairment of long-lived assets, consisting of property, plant and equipment and finite lived intangible assets, whenever events or circumstances indicate that the carrying value may not be recoverable. Examples of such events or circumstances include:

- the asset's ability to continue to generate income from operations and positive cash flow in future periods;
- loss of legal ownership or title to the asset;
- significant changes in our strategic business objectives and utilization of the asset(s); and
- the impact of significant negative industry or economic trends.

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the assets. The factors used to evaluate the future net cash flows, while reasonable, requires a high degree of judgment and the results could vary if the actual results are materially different than the forecasts. In addition, we base useful lives and amortization or depreciation expense on our subjective estimate of the period that the assets will generate revenue or otherwise be used by us. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

Warranty Cost - We maintain a provision for product warranties. Estimates for warranty costs are calculated based primarily upon historical warranty experience and are evaluated on a quarterly basis to determine the appropriateness of such assumptions. Warranty provisions are adjusted from time to time when actual warranty claim experience differs from our estimates.

Stock-Based Compensation - Stock-based compensation expense for all stock-based compensation awards granted after December 1, 2005 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Specifically, we estimate the weighted-average fair value of options granted using the Black-Scholes option pricing model based on evaluation assumptions regarding expected volatility, dividend yield, risk-free interest rates, the expected term of the option and the expected forfeiture rate. Each of these assumptions, while reasonable, requires a certain degree of judgment and the fair value estimates could vary if the actual results are materially different than those initially applied. Prior to the adoption of SFAS 123R on December 1, 2005, we did not record compensation cost in the consolidated financial statements for the stock options issued to employees.

Income Taxes – We use the asset and liability approach to account for income taxes. This methodology recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax base of assets and liabilities and operating loss and tax credit carryforwards. We then record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. We consider future taxable income in assessing the need for the valuation allowance, which requires the use of estimates. If we determine during any period that we could realize a larger net deferred tax asset than the recorded amount, we would adjust the deferred tax asset to record a charge to income for the period.

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1")*. FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. The Company does not have grants of restricted stock that contain non-forfeitable rights to dividends. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis and the Company anticipates adoption in the first quarter of fiscal 2010. The Company has not determined the potential impact, if any, the adoption of FSP EITF 03-6-1 could have on its calculation of EPS.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used in measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP No. SFAS 157-2, *"Effective Date of FASB Statement No. 157"* ("FSP SFAS 157-2"). FSP SFAS 157-2 amends SFAS 157, to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for the items that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within its scope, FSP SFAS 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is required to adopt the pronouncement in the first quarter of fiscal 2009. The Company does not believe that the impact of the adoption of this FSP will be material to its financial position and results of operations.

In May 2008, the FASB issued FSP No. APB 14-1. The FSP specifies that issuers of convertible debt instruments that permit or require the issuer to pay cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. If applicable, the Company will need to apply the guidance retrospectively to all past periods presented, even to instruments that have matured, converted, or otherwise been extinguished as of the effective date. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2009, and interim periods within those fiscal years. The Company is required to adopt the pronouncement in the first quarter of fiscal 2010, however the Company does not expect that the adoption of APB 14-1 will be material to its financial position and results of operations.

In April 2008, the FASB issued EITF 07-05, Determining whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock, ("EITF 07-05"). EITF 07-05 provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock for the purpose of evaluating the first criteria of the scope exception in paragraph 11(a) of SFAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and early application is not permitted. Management believes the adoption of EITF 07-05 in fiscal 2010 will not have any impact on the Company.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations,"* which replaces SFAS No. 141. The Statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141 (revised 2007) is effective for acquisitions occurring in fiscal periods beginning after December 15, 2008 and is required to be adopted by the Company in its first quarter of fiscal 2009. The Company believes that the adoption of SFAS 141 (revised 2007) would have an impact on the accounting for any future acquisition, if one were to occur.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements"* ("SFAS 160"), an amendment of Accounting Research Bulletin ("ARB") 51, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal periods beginning after December 15, 2009 and requires retrospective application of its presentation requirements. It is required to be adopted by the Company in its first quarter of fiscal 2010. The Company has not determined the impact, if any, the adoption of SFAS 160 will have on its financial position and results of operations, but does not expect that the impact would be material.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CardioDynamics International Corporation
San Diego, California

We have audited the accompanying consolidated balance sheets of CardioDynamics International Corporation as of November 30, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CardioDynamics International Corporation at November 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

San Diego, California
February 10, 2009

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Balance Sheets

(In thousands)

	November 30,	
	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 6,056	$ 7,896
Cash and cash equivalents - restricted	250	466
Accounts receivable, net of allowances and sales returns of $763 in 2008 and $1,105 in 2007	3,918	4,475
Inventory, net	1,490	1,948
Current portion of long-term and installment receivables	169	340
Other current assets	255	317
Total current assets	12,138	15,442
Long-term receivables, net	226	309
Property, plant and equipment, net	1,142	1,604
Intangible assets, net	53	179
Goodwill	1,977	2,303
Other assets	30	30
Total assets	$ 15,566	$ 19,867
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,605	$ 1,330
Accrued expenses and other current liabilities	445	573
Accrued compensation	1,459	1,532
Income taxes payable	168	164
Current portion of deferred revenue	91	201
Current portion of deferred rent	148	135
Current portion of deferred acquisition payments	184	210
Provision for warranty repairs - current	141	164
Current portion of long-term debt	28	32
Customer deposits	230	1,279
Total current liabilities	4,499	5,620
Long-term portion of deferred revenue	167	51
Long-term portion of deferred rent	13	161
Long-term portion of deferred acquisition payments	-	210
Provision for warranty repairs - long-term	285	277
Long-term debt, less current portion	4,039	3,619
Total long-term liabilities	4,504	4,318
Total liabilities	9,003	9,938
Minority interest	472	407
Commitments and contingencies (Note 14)	-	-
Shareholders' equity:		
Preferred stock, 18,000 shares authorized, no shares issued or outstanding in 2008 and 2007	-	-
Common stock, no par value, 100,000 shares authorized, 7,223 and 7,045 shares issued and outstanding at November 30, 2008 and 2007, respectively	65,018	64,634
Accumulated other comprehensive income	108	704
Accumulated deficit	(59,035)	(55,816)
Total shareholders' equity	6,091	9,522
Total liabilities and shareholders' equity	$ 15,566	$ 19,867

See accompanying notes to consolidated financial statements.

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Statements of Operations

(In thousands, except per share data)

	For the years ended November 30,	
	2008	2007
Net sales	$ 24,517	$ 21,850
Cost of sales	6,976	6,897
Gross margin	17,541	14,953
Operating expenses:		
Research and development	1,518	1,706
Selling and marketing	15,088	14,780
General and administrative	2,839	3,160
Amortization of intangible assets	122	147
Total operating expenses	19,567	19,793
Loss from operations	(2,026)	(4,840)
Other income (expense):		
Interest income	247	255
Interest expense	(963)	(1,037)
Foreign currency gain (loss)	17	(85)
Other, net	-	21
Other income (expense), net	(699)	(846)
Loss before taxes and minority interest	(2,725)	(5,686)
Minority interest in income of subsidiary	(180)	(78)
Income tax provision	(441)	(321)
Loss from continuing operations	(3,346)	(6,085)
Income (loss) from discontinued operations	127	(10,614)
Net loss	$ (3,219)	$ (16,699)
Basic and diluted per share amounts:		
Loss from continuing operations	$ (0.47)	$ (0.87)
Income (loss) from discontinued operations	$ 0.02	$ (1.51)
Net loss	$ (0.45)	$ (2.38)
Weighted-average number of shares used in per share calculation:		
Basic and diluted	7,184	7,014

See accompanying notes to consolidated financial statements.

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

(In thousands)

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equty	Comprehensive Income (Loss)
	Shares	Amount				
Balance at November 30, 2006	6,976	$ 64,254	$ 269	$ (39,117)	$ 25,406	$ (6,327)
Stock based compensation expense	-	380	-	-	380	-
Issuance of common stock – restricted stock grants	69	-	-	-	-	-
Foreign currency translation adjustment, net of deferred taxes of $0	-	-	435	-	435	435
Net loss	-	-	-	(16,699)	(16,699)	(16,699)
Balance at November 30, 2007	7,045	64,634	704	(55,816)	9,522	(16,264)
Stock based compensation expense	-	384	-	-	384	-
Issuance of common stock – restricted stock grants	178	-	-	-	-	-
Foreign currency translation adjustment, net of deferred taxes of $0	-	-	(596)	-	(596)	(596)
Net loss	-	-	-	(3,219)	(3,219)	(3,219)
Balance at November 30, 2008	7,223	$ 65,018	$ 108	$ (59,035)	$ 6,091	$ (3,815)

See accompanying notes to consolidated financial statements.

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Statements of Cash Flows

(In thousands)

	For the years ended November 30,	
	2008	2007
Cash flows from operating activities:		
Net loss	$ (3,219)	$ (16,699)
(Income) loss from discontinued operations	(127)	10,614
Adjustments to reconcile net loss to net cash used in operating activities:		
Minority interest in income of subsidiary	180	78
Depreciation	469	407
Amortization of intangible assets	122	147
Accretion of discount on convertible notes	505	436
Reduction in provision for warranty repairs	(24)	149
Provision for doubtful accounts and sales returns	866	1,097
Reduction in provision for doubtful long-term receivables	(90)	(85)
Stock-based compensation expense	384	381
Other non-cash items, net	(67)	(58)
Changes in operating assets and liabilities:		
Accounts receivable	(327)	(964)
Inventory	338	496
Long-term and installment receivables	344	665
Other current assets	56	46
Other assets	1	(24)
Accounts payable	283	(33)
Accrued expenses and other current liabilities	17	(108)
Accrued compensation	(46)	48
Income taxes payable	22	24
Deferred revenue	5	34
Deferred rent	(135)	(111)
Customer deposits	(1,020)	1,201
Net cash used in continuing operations	(1,463)	(2,259)
Net cash provided by discontinued operations	-	1,188
Net cash used in operating activities	(1,463)	(1,071)
Cash flows from investing activities:		
Maturities of short-term investments	-	1,510
Purchases of property, plant and equipment	(72)	(48)
Net cash provided by (used in) investing activities - continuing operations	(72)	1,462
Investing cash used in discontinued operations	-	(336)
Proceeds from the sale of assets held for sale, net of cash sold	-	7,575
Net cash provided by (used in) investing activities	(72)	8,701
Cash flows from financing activities:		
Release (restriction) of cash	216	(466)
Repayment of debt	(35)	(1,685)
Payment of deferred acquisition costs	(195)	(160)
Net cash used in financing activities - continuing operations	(14)	(2,311)
Financing cash used in discontinued operations	-	(46)
Net cash used in financing activities	(14)	(2,357)
Effect of exchange rate changes on cash and cash equivalents	(291)	255
Net increase (decrease) in cash and cash equivalents	(1,840)	5,528
Cash and cash equivalents at beginning of period	7,896	2,368
Cash and cash equivalents at end of period	$ 6,056	$ 7,896
Supplemental disclosures of cash flow information:		
Interest paid	$ 463	$ 655
Income taxes paid	$ 400	$ 211

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

Description of Business

CardioDynamics International Corporation ("CardioDynamics" or "the Company") is an innovator of an important medical technology called Impedance Cardiography ("ICG"). The Company develops, manufactures and markets noninvasive ICG diagnostic and monitoring devices and proprietary ICG sensors in the United States and throughout the world. The Company was incorporated as a California corporation in June 1980 and changed its name to CardioDynamics International Corporation in October 1993.

Principles of Consolidation

The consolidated financial statements include the accounts of CardioDynamics International Corporation and its majority owned subsidiary as well as the results of its Vermed subsidiary, which are recorded in discontinued operations. Financial statement presentation for prior period has been reclassified to conform to current period presentation including a reclassification of $278,000 between inventory reserve for obsolescence and excess inventory and fixed asset depreciation on demonstration equipment. All significant intercompany accounts and transactions have been eliminated in consolidation.

On August 31, 2007, CardioDynamics sold its Vermed subsidiary to Medical Device Partners, Inc. ("MDP"), an entity formed by certain management team members of Vermed, for a purchase price of approximately $8,000,000, which resulted in net cash proceeds of $7,575,000. The results of Vermed are reported as discontinued operations within the Consolidated Statements of Operations, Shareholders' Equity and Comprehensive Income (Loss) and Cash Flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: the valuation of accounts receivable, inventory and long-term receivables, impairment of goodwill and other intangible assets, recognizing the fair value of stock-based compensation, valuation allowance of deferred tax assets, the ability to estimate warranty obligations, provisions for returns and allowances and the determination of whether collection of revenue arrangements is reasonably assured.

Revenue Recognition

The Company recognizes revenue from the sale of products to end-users, distributors and strategic partners when persuasive evidence of a sale exists, the product is complete, tested and has been shipped which coincides with transfer of title and risk of loss, the sales price is fixed and determinable, collection of the resulting receivable is reasonably assured, there are no material contingencies and the Company does not have significant obligations for future performance. When collectability is not reasonably assured, we defer the revenue over the cash collection period. Provisions for estimated future product returns and allowances are recorded in the period of the sale based on the historical and anticipated future rate of returns. On occasion, the Company offers customers a limited Medicare reimbursement guarantee under which the Company would be responsible for the remaining unbilled payments. However, the Company believes the probability of payment is remote and thus recognizes full revenue on the sale. Revenue is recorded net of any discounts or trade-in allowances given to the buyer.

The Company also occasionally sells products under long-term financing arrangements and when collectability is reasonably assured, recognizes the present value of the minimum payments, based on the interest rate implicit in the financing agreement, as revenue at the time of sale. Deferred interest income is recognized on a monthly basis over the term of the financing arrangement. In 2008 and 2007, these long-term financing arrangements accounted for approximately 0.9% and 1.5%, respectively, of net sales. Revenue for separately priced extended warranty contracts is recognized ratably over the life of the contract. Amounts received for warranty contracts that have not yet been earned, are recorded as deferred revenue. In 2008 and 2007, revenue from extended warranty contracts accounted for approximately 0.9% and 1.0%, respectively, of net sales.

Provisions for estimated future product returns and allowances are recorded in the period of the sale based on the historical and anticipated future rate of returns. The Company records shipping and handling costs charged to customers as revenue and shipping and handling costs to cost of sales as incurred. Revenue is reduced for any discounts or trade in allowances given to the buyer.

Fair Value of Financial Instruments

The carrying amounts of financial instruments such as cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities and accrued compensation, are reasonable estimates of their fair value because of the short-term nature of these financial instruments. The fair value of each long-term receivable was estimated by discounting the future cash flows based on the interest rate implicit in the financing agreement. Long-term receivable financing arrangements include a market rate of interest and the carrying value approximates fair value. Long-term debt, which is based on borrowing rates currently available to the Company for loans with similar terms and maturities, is reported at its carrying value, which the Company believes approximates the fair value.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments with maturities of three months or less at the time of purchase. These investments generally consist of money market funds and commercial paper and are stated at cost, which approximates fair market value.

Accounts Receivable

The Company provides allowances against trade receivables and notes receivable for estimated losses resulting from customers' inability to pay. The adequacy of this allowance is determined by regularly reviewing specific account payment history and circumstances, the accounts receivable aging, note receivable payments, and historical write-off rates. If customer payment timeframes were to deteriorate, additional allowances for doubtful accounts would be required. Also included in the allowance for doubtful accounts is an estimate of potential future product returns related to product sales. The Company analyzes the rate of historical returns when evaluating the adequacy for product returns which is recorded as a reduction of current period revenue.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market. The Company evaluates inventory on hand against historical and planned usage to determine appropriate provisions for obsolete, slow-moving and sales demonstration inventory. Inventory includes material, labor and overhead costs.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Property, plant and equipment acquired under capital leases are recorded at the present value of future minimum lease payments. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recorded.

Goodwill

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is tested for impairment annually or more frequently if an event or circumstances indicates that impairment has occurred. The Company performs impairment reviews at the reporting unit level and uses both a discounted cash flow model, based on management's judgment and assumptions, and a market capitalization model, comparing to other similar public company's revenues and enterprise values, to determine the initial estimated fair value of our single reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the estimated fair value of the reporting unit. Goodwill is recorded on the books of our Medis Medizinische Messtechnik GmbH ("Medis") subsidiary, therefore exchange rate fluctuations will effect enterprise value from period to period. Impairment testing indicated that the estimated fair value of our Medis subsidiary exceeded its corresponding carrying amount, as such, no impairment exists as of November 30, 2008 or 2007.

Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. A significant decrease in the fair value of a long-lived asset, an adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition or an expectation that a long-lived asset will be sold or disposed of significantly before the end of its previously estimated life are among several of the factors that could result in an impairment charge.

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. As of November 30, 2008 and 2007, there was no impairment recorded.

Warranty Cost

The Company records a provision for warranty repairs on all BioZ systems sold, which is included in cost of sales in the consolidated statements of operations and is recorded in the same period the related revenue is recognized. The warranty provision is calculated using historical data to determine the percentage of systems that may require repairs during the warranty period and the average parts cost to repair a system. This financial model is then used to calculate the future probable expenses related to warranty and the required warranty provision. The historical data used in this model are reviewed and updated as circumstances change over the product's life cycle. If actual warranty expenditures differ substantially from our estimates, revisions to the warranty provision would be required. Actual warranty expenditures are recorded against the warranty provision as they are incurred.

Deferred Acquisition Payments

On April 29, 2004, we purchased 80% of Medis. Part of the purchase price included 760,000 Euros ($804,000 on the acquisition date) due in equal annual installments over a period of five years. The deferred acquisition principal payment amount due is classified as a current liability in the consolidated balance sheet. The accrued interest relating to the deferred acquisition payment is classified as a current liability in the consolidated balance sheet. Interest on the debt was imputed at the time of the acquisition and is recorded as interest expense each period in the consolidated statement of operations. Foreign exchange gains and losses due to changes in the value of the Euro, as compared to the US Dollar, are recorded each period as foreign currency gains or losses in the consolidated statement of operations.

Research and Development

Research and development costs are expensed in the period incurred.

Advertising

Advertising costs are expensed in the period incurred. Advertising costs applicable to continuing operations, including trade show expenses, amounted to $834,000 in 2008 and $991,000 in 2007.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and certain changes in equity that are excluded from net income (loss). It includes foreign currency translation adjustments. Comprehensive income (loss) for the years ended November 30, 2008 and 2007 has been reflected in the consolidated statements of shareholders' equity.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that available evidence about future taxable earnings indicates that it is more likely than not that the tax benefit associated with the deferred tax assets will not be realized, a valuation allowance is established.

Foreign Currency Translation

Foreign currency translation adjustments are a result of translating assets and liabilities of our foreign subsidiary from its functional currency into the reporting currency, U.S. dollars, using the period-end exchange rate. The average exchange rate of each reporting period is used to translate revenue and expenses. The cumulative translation adjustments are included in accumulated other comprehensive income (loss) reported as a separate component of shareholders' equity.

We have a payable relating to the Medis acquisition that is denominated in a foreign currency. This payable is reported as deferred acquisition payments in the consolidated balance sheet. The carrying amount of this payable is recorded at net present value and is subject to changes in currency exchange rates and the unrealized gains or losses are included in the determination of net income (loss) in the consolidated statements of operations as foreign currency gain (loss).

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks.

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as charges or credits to income. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method. The Company did not enter into any derivative agreements during fiscal 2008 or 2007.

Stock-Based Compensation

The Company applies the fair value provisions of *Accounting for Stock-Based Compensation* ("SFAS 123") (revised 2004), *Share-Based Payment* ("SFAS 123R"), using the modified prospective transition method.

In 2004, the shareholders approved the 2004 Stock Incentive Plan (the 2004 Plan) which replaced the 1995 Stock Option/Issuance Plan (the 1995 Plan). Although the 1995 plan remains in effect for outstanding options, no new options may be granted under this plan. Awards under these plans typically vest over periods of up to four years.

During the third quarter of 2008, certain executive officers of the Company voluntarily surrendered for cancellation a total of 251,047 previously granted stock options, including 86,143 of options granted outside of the 1995 and 2004 Plans, which had an exercise price in excess of the current market price of the Company's common stock. All of these shares were granted and had vested prior to the adoption of SFAS 123R. The surrender of these shares did not have any impact on stock-based compensation expense. These stock options had a weighted average strike price of $25.43 per share.

For the twelve months ended November 30, 2008 and 2007, total stock-based compensation expense included in the consolidated statements of operations was $384,000 and $380,000, respectively, charged as follows (*in thousands*):

	2008	2007
Cost of sales	$ 14	$ 12
Research and development	37	22
Selling and marketing	51	99
General and administrative	282	248
	384	381
Loss from discontinued operations, net of income tax	-	(1)
Total stock based compensation expense	$ 384	$ 380

The Company has a 100% valuation allowance recorded against its deferred tax assets; therefore, the stock-based compensation has no tax effect on the consolidated statements of operations.

The weighted-average fair value of options granted using the Black-Scholes option pricing model with the following valuation assumptions and weighted-average fair values is as follows:

	2008	2007
Weighted-average fair value of options granted	$ 1.32	$ 3.63
Expected volatility	65.5%	64.7%
Dividend yield	0%	0%
Risk-free interest rate	3.2%	4.6%
Expected term in years	5.8	5.9
Expected forfeiture rate	6.3%	8.7%

Expected Volatility - The volatility factor is based on the Company's historical stock price fluctuations for a period matching the expected life of the options.

Dividend Yield - The Company has historically not paid, and currently does not anticipating paying, cash dividends on its common stock.

Risk-free Interest Rate - The Company applies the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant.

Expected Term in Years - The expected term is based upon management's consideration of the historical life of options, the vesting period of the option granted and the contractual period of the option granted.

Expected Forfeitures (unvested shares) and Expirations (vested shares) - Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures. SFAS 123R requires forfeitures, including expirations, to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience

Stock based compensation charges are recognized using the straight-line method over the requisite service period.

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is calculated by including the additional shares of common stock issuable upon exercise of outstanding options, warrants and other potentially convertible instruments that are not antidilutive in the weighted-average share calculation. Basic and diluted net loss per share are the same for the twelve months ended November 30, 2008 and 2007, as all potentially dilutive securities are anti-dilutive.

The following potentially dilutive instruments were not included in the diluted per share calculation for the twelve months ended November 30, 2008 and 2007, respectively, as their effect was antidilutive *(in thousands)*:

	For the years ended November 30,	
	2008	**2007**
Weighted average common shares outstanding - basic	7,184	7,014
Effect of dilutive securities:		
Convertible notes	652	652
Potentially dilutive shares	652	652
Weighted average common shares outstanding - dilutive	7,836	7,666

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1")*. FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. The Company does not have grants of restricted stock that contain non-forfeitable rights to dividends. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis and the Company anticipates adoption in the first quarter of fiscal 2010. The Company has not determined the potential impact, if any, the adoption of FSP EITF 03-6-1 could have on its calculation of EPS.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used in measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP No. SFAS 157-2, *"Effective Date of FASB Statement No. 157"* ("FSP SFAS 157-2"). FSP SFAS 157-2 amends SFAS 157, to delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for the items that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within its scope, FSP SFAS 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is required to adopt the pronouncement in the first quarter of fiscal 2009. The Company does not believe that the impact of the adoption of this FSP will be material to its financial position and results of operations.

In May 2008, the FASB issued FSP No. APB 14-1. The FSP specifies that issuers of convertible debt instruments that permit or require the issuer to pay cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. If applicable, the Company will need to apply the guidance retrospectively to all past periods presented, even to instruments that have matured, converted, or otherwise been extinguished as of the effective date. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2009, and interim periods within those fiscal years. The Company is required to adopt the pronouncement in the first quarter of fiscal 2010. The Company does not expect that the adoption of APB 14-1 will be material to its financial position and results of operations.

In April 2008, the FASB issued EITF 07-05, Determining whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock, ("EITF 07-05"). EITF 07-05 provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock for the purpose of evaluating the first criteria of the scope exception in paragraph 11(a) of SFAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and early application is not permitted. Management believes the adoption of EITF 07-05 in fiscal 2010 will not have any impact on the Company.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," which replaces SFAS No. 141. The Statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141 (revised 2007) is effective for acquisitions occurring in fiscal periods beginning after December 15, 2008 and is required to be adopted by the Company in its first quarter of fiscal 2009. The Company believes that the adoption of SFAS 141 (revised 2007) would have an impact on the accounting for any future acquisition, if one were to occur.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements*" ("SFAS 160"), an amendment of Accounting Research Bulletin ("ARB") 51, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal periods beginning after December 15, 2009 and requires retrospective application of its presentation requirements. It is required to be adopted by the Company in its first quarter of fiscal 2010. The Company has not determined the impact, if any, the adoption of SFAS 160 will have on its financial position and results of operations, but does not expect that the impact would be material.

(2) Geographic and Customer Information

Significant Customers

During the fiscal years ended November 30, 2008 and 2007, the Company did not have any individual customer or distributor that accounted for 10% or more of total net sales.

Geographic Information

Net sales for domestic and international customers, based upon customer location, for the years ended November 30 were as follows *(in thousands)*:

	November 30,	
	2008	**2007**
United Sates	$ 19,819	$ 19,132
International (1)		
Medis	3,325	2,102
Other international	1,373	616
Total international	4,698	2,718
Total consolidated net sales	$ 24,517	$ 21,850

Income before taxes and minority interest for our majority owned Medis subsidiary was $1,216,000 and $535,000 for the years ended November 30, 2008 and 2007, respectively.

Net long-lived assets by geographic area at November 30 were as follows *(in thousands)*:

	November 30,	
	2008	2007
United States	$ 268	$ 589
Europe	2,904	3,497
Net long-lived assets [(2)]	$ 3,172	$ 4,086

(1) Sales to customers attributed to geographical areas other than the United States are not material for purposes of separate disclosure.

(2) Net long-lived assets include property, plant and equipment, goodwill and intangible assets.

(3) Inventory

Inventory consists of the following at November 30 *(in thousands):*

	2008	2007
Electronic components and subassemblies	$ 959	$ 1,524
Finished goods	1,245	1,479
Demonstration units	627	735
Less provision for obsolete and slow-moving inventory	(1,197)	(1,623)
Less provision for demonstration inventory	(144)	(167)
Inventory, net	$ 1,490	$ 1,948

(4) Long-Term Receivables

The Company primarily relies on third party financing and normal trade accounts receivable terms for its domestic equipment sales, however, the Company has, on occasion provided its customers in-house financing with maturities ranging from 24 to 60 months. When collectability is reasonably assured, revenue is recorded on these contracts at the time of sale based on the present value of the minimum payments using market interest rates or the rate implicit in the financing arrangement and interest income is deferred and recognized on a monthly basis over the term of the contract. When collectability is not reasonably assured, we defer the revenue over the cash collection period. During the twelve months ended November 30, 2008 and 2007, revenue from long term financing sales accounted for 0.9% and 1.5%, respectively, of net sales. The long-term receivables resulting from internal financing are collateralized by the individual systems.

Long-term receivables consist of the following at November 30 *(in thousands):*

	2008	2007
Long-term receivables, net of deferred interest	$ 415	$ 731
Less allowance for doubtful long-term receivables	(20)	(110)
	395	621
Less current portion of long-term receivables	(169)	(312)
Long-term receivables and note receivable, net	$ 226	$ 309

(5) Property, Plant and Equipment

Property, plant and equipment at November 30 consist of the following *(in thousands):*

	Estimated Useful Life *(in years)*	2008	2007
Land	-	$ 89	$ 104
Buildings and improvements	5 - 35	1,512	1,646
Computer software and equipment	3 - 5	992	1,042
Manufacturing, lab equipment and fixtures	3 - 20	448	435
Office furniture and equipment	3 - 8	338	342
Sales equipment and exhibit booth	2 - 5	439	361
Auto	5	20	23
		3,838	3,953
Accumulated depreciation		(2,696)	(2,349)
Property, plant and equipment, net		$ 1,142	$ 1,604

At November 30, 2008 and 2007, the Company had (net) $397,000 and $319,000, respectively, of demonstration units which had previously been classified as inventory that are now classified within sales equipment. The demonstration units are depreciated on a straight-line basis over the estimated remaining useful life of the assets of between 2 to 5 years.

(6) Goodwill

The Company accounts for goodwill under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill is not subject to amortization, but is tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. Goodwill is considered to be impaired if the Company determines that the carrying value of the reporting unit exceeds its fair value. Identifiable intangible assets with finite lives are subject to amortization and any impairment is determined in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

In the fourth quarter of 2008, the Company performed its annual impairment review of goodwill and intangible assets. Based on this analysis, there was no impairment of goodwill or intangible assets at November 30, 2008. In addition to the annual review, an interim review is required if an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As a result of entering into an agreement on June 25, 2007 for the sale of Vermed, the Company determined that it was more likely than not that an asset impairment had occurred and that the assets were impaired as of the end of the second quarter ended May 31, 2007. Therefore, an estimated impairment charge of $11.3 million was recorded in the second quarter of 2007 which reduced the goodwill relating to Vermed to zero and reduced the intangible assets of Vermed by $1.8 million to $987,000 at May 31, 2007. At August 31, 2007, the estimated impairment charge was updated and the Company recorded a $232,000 impairment reversal as part of discontinued operations for the quarter. The remaining goodwill at November 30, 2008 relates to our Medis subsidiary. Goodwill is recorded on the books of our subsidiary, therefore exchange rate fluctuations will effect enterprise value from period to period.

The Company recorded $122,000 and $147,000 of amortization expense relating to continuing operations during the years ended November 30, 2008 and 2007, respectively. Estimated amortization expense for the years ending November 30 is as follows, *(in thousands)*:

2009	$	36
2010	$	8
2011	$	6
2012	$	3
2013	$	-

Identifiable intangible assets consist of the following *(in thousands)*:

	Estimated	November 30, 2008			November 30, 2007		
	Life *(in years)*	Estimated Cost	Accumulated Amortization	Net	Estimated Cost	Accumulated Amortization	Net
Developed technology	4 to 5	$ 415	$ (392)	$ 23	$ 483	$ (355)	$ 128
Patents	5	155	(125)	30	155	(104)	51
		$ 570	$ (517)	$ 53	$ 638	$ (459)	$ 179

(7) Guarantees

Product Warranties

The Company warrants that its stand-alone BioZ Systems shall be free from defects for a period of 60 months (BioZ Dx) and 12 months (BioZ Monitors) from the date of shipment on each new system sold in the United States, 12 months on factory certified/refurbished or demonstration systems and for 13 months on systems sold by CardioDynamics or Medis internationally. Additional years of warranty may be purchased on the BioZ Systems. Options and accessories purchased with the system are covered for a period of 90 days. The Company records a provision for warranty repairs on all systems sold, which is included in cost of sales in the consolidated statements of operations and is recorded in the same period the related revenue is recognized.

The warranty provision is calculated using historical data to estimate the percentage of systems that will require repairs during the warranty period and the average cost to repair a system. This financial model is then used to estimate future probable expenses related to warranty and the required warranty provision. The estimates used in this model are reviewed and updated as actual warranty expenditures change over the product's life cycle. If actual warranty expenditures differ substantially from the Company's estimates, revisions to the warranty provision would be required.

The following table summarizes information related to the Company's warranty provision for the years ended November 30, 2008 and 2007 (*in thousands*):

	Year Ended November 30,	
	2008	2007
Beginning balance	$ 441	$ 402
Provision for warranties issued, net of adjustments and expirations	36	139
Warranty expenditures incurred	(52)	(100)
Ending balance	$ 425	$ 441

Reimbursement

In 2007, the Company expanded a previous sales program which provides customers under the program a limited guarantee that Medicare reimbursement would not be rescinded within the guarantee period of up to five years. No liability has been established as the need for ultimate payment under this program is considered to be remote.

(8) Financing Agreements

In 2004, the Company issued letters of credit relating to the acquisition of Medis to secure the deferred acquisition payments due to the minority shareholders of Medis to be paid annually over five years through 2009. The Company had outstanding letters of credit at November 30, 2008 of $193,000 (€152,000), which includes imputed interest through April 2009. The deferred acquisition payments and related accrued interest is classified as a current liability in the consolidated balance sheet. The letters of credit, due to expire in June 2009, are secured by a certificate of deposit of $250,000 which is included on the balance sheet under "Cash and cash equivalents – restricted."

Also in connection with the acquisition of Medis in 2004, the Company assumed two bank loans with the Sparkasse Arnstadt-Ilmenau bank. Under the terms of the loan agreement, the loans are secured by a pledge of the building valued at 760,000 Euros ($965,000) as of November 30, 2008. One of the loans bears interest at a fixed rate of 5.3% through July 30, 2011 and then the bank has the option to adjust the rate. The other loan bears a fixed rate of 6.1% through July 30, 2011 and then the bank has the right to adjust the rate. Both loans mature on August 31, 2021 (see Note 9).

(9) Long-term Debt

On April 11, 2006, the Company issued $5.25 million of subordinated convertible debt securities ("Convertible Notes"). The three-year Convertible Notes, originally due in 2009, bear interest at an annual rate of 8%, and are convertible into common stock at a post-split price of $8.05 per share. In connection with the sale of the Convertible Notes, the Company entered into a securities purchase agreement with the purchasers of the Convertible Notes. Pursuant to the terms of the securities purchase agreement, the Company filed a registration statement on Form S-3, which became effective on May 31, 2006, and has kept such registration statement effective beyond the April 11, 2008 date specified in the agreement.

The Convertible Notes were assessed under SFAS 133 and management determined that the conversion option represented an embedded derivative liability. Under the terms of the Convertible Notes, the conversion price of the debt can be adjusted if the Company subsequently issues common stock at a lower price. The Company evaluated the capital resource options available to the Company under various performance scenarios and determined that it could be possible, although unlikely, that it would not be within management's control to prevent the issuance of additional shares at a price that was sufficiently low so that the conversion adjustment would require the Company to deliver more shares than are authorized. Accordingly, the Company bifurcated the embedded conversion option and accounted for it as a derivative liability. In accordance with SFAS 133, embedded derivative instruments, unless certain conditions are met, require revaluation at the end of each reporting period. In accordance with this Standard, the embedded conversion option of the Convertible Notes was revalued each period end using a binomial option pricing model. The change in fair value was reflected as a gain or loss each period. The primary factor impacting the fair value was the market value of the Company's common shares.

The proceeds received on issuance of the convertible debt were first allocated to the fair value of the bifurcated embedded derivative instruments included in the Convertible Notes, with the remaining proceeds allocated to the notes payable, resulting in the notes payable being recorded at a significant discount from their face amount as shown in the table below.

This discount, together with the stated interest on the notes payable, is accreted using the effective interest method over the term of the notes payable *(in thousands):*

Proceeds received on the issuance of convertible debt	$	5,250
Fair value of conversion option		(2,417)
Notes payable – convertible notes at carrying value at inception	$	2,833

On November 29, 2006, the Company entered into an amendment with the holders of the Convertible Notes. The amendment extended the term of the Convertible Notes from April 11, 2009 to April 11, 2011, however it also added a put option under which the holders may elect to be repaid up to the full $5.25 million, plus accrued interest, on April 11, 2009, and eliminated certain language that previously resulted in the inability to fix the number of shares issuable upon conversion causing the embedded conversion feature to be subject to SFAS 133. As a result of this amendment, the requirement to classify the embedded conversion option as a derivative liability was eliminated and the derivative liability was reclassified to shareholders' equity. The holders of the Convertible Notes did not exercise this put option, and as a result, the notes are scheduled to be repaid on April 11, 2011.

The carrying value of the Convertible Notes will accrete up to the face value over the life of the Convertible Notes. The Company recorded accretion of $505,000 and $436,000 for the years ended November 30, 2008 and 2007, respectively, related to the Convertible Notes. For the years ended November 30, 2008 and 2007, interest expense on the Convertible Notes was $421,000 and $420,000, respectively.

The amount recorded on the balance sheet at November 30, 2008 has been calculated as follows *(in thousands)*:

Convertible notes at carrying value at November 30, 2007	$ 3,217
Accretion expense	505
Convertible notes carrying value at November 30, 2008	$ 3,722

Long-term debt consists of the following *(in thousands)*:

	November 30,	
	2008	2007
Subordinated convertible notes at 8.0%	$ 5,250	$ 5,250
Discount on convertible notes	(1,528)	(2,033)
Secured bank loans payable to Sparkasse Arnstadt-Ilmenau at 5.3% and 6.1% (matures in 2021) *(See Note 8)*	331	405
Capital leases	14	29
Long-term debt	4,067	3,651
Less current portion	(28)	(32)
Long-term debt, less current portion	$ 4,039	$ 3,619

Maturities of the long-term debt at November 30, 2008 are as follows *(in thousands)*:

Years Ending November 30,	Gross Maturities	Imputed Interest on Minimum Lease Payment Under Capital Leases	Net Long-Term Debt
2009	$ 29	$ -	$ 29
2010	15	-	15
2011	5,265	-	5,265
2012	15	-	15
2013	15	-	15
Threreafter	256	-	256
Total	$ 5,595	$ -	$ 5,595

Capital Leases

The Company leases certain equipment under capital leases where the lessors retain a security interest in the equipment until the capital lease obligation is concluded. Capital leases included in property, plant and equipment are as follows at November 30 *(in thousands)*:

	2008	2007
Office furniture and equipment	$ 74	$ 74
Less accumulated amortization	(66)	(57)
	$ 8	$ 17

(10) Stock Split

On May 8, 2008, in response to our non-compliance with Nasdaq Stock Market rules requiring a minimum bid price of $1.00 per share, our shareholders approved a one-for-seven reverse stock split of our common stock and proportionate reductions in the number of authorized shares of our common and preferred stock, which became effective on May 9, 2008. All references to share and per-share data for all periods presented have been adjusted to give effect to this reverse split.

(11) Stock Options and Restricted Stock

In 2004, the shareholders approved the 2004 Stock Incentive Plan (the 2004 Plan), which replaced the 1995 Stock Option/Issuance Plan (the 1995 Plan). Although the 1995 plan remains in effect for outstanding options, no new options may be granted under this plan.

The 2004 Plan authorizes awards of the following types of equity-based compensation: incentive stock options (ISO), nonqualified stock options (NSO), stock appreciation rights, stock units and restricted stock. The total number of shares reserved and available under the 2004 Plan is 285,714 plus any shares remaining available for grant under the 1995 Plan on the effective date, including shares subject to outstanding options that are subsequently forfeited or terminate for any other reason before being exercised.

The exercise price of an ISO is not less than 100% of the fair market value of a share on the date of grant, and the exercise price of an NSO is not less 85% of the fair market value of a share on the date of grant. The Compensation Committee, at its sole discretion, determines the option exercise price, and an option's maximum term is ten years.

The 2004 Plan provides for annual grants to each outside director who was not an employee of the Company within the preceding two years. In 2007, each outside director received an annual stock option grant for 1,714 stock options and 4,285 shares of restricted stock at fair market value for their services on the Board. The Board service options vest monthly over 12 months and expire upon the earlier of ten years from the date of grant or two years after the director terminates their position on the Board. In 2008, each outside director received 5,000 shares of restricted stock at fair market value and either cash or 7,500 restricted shares for their services on the Board. The Board service shares vest on June 30, 2009. In fiscal 2008 and 2007, the Company's Board of Directors granted an additional 2,500 and 857, respectively, restricted shares to the Company's Audit Committee Chairman.

The Option Plans also provided for grants of options and issuances of stock in exchange for professional services or incentives. During fiscal 2008 and 2007, there were no options granted in exchange for services. Compensation expense is calculated using the Black-Scholes option pricing model and is recorded during the period the services were provided or, in the case of options granted for services already provided, the period when the option was granted. At November 30, 2008, there were 252,126 shares available for grant under the 2004 Plan.

At November 30, 2008 and 2007, the number of options exercisable was 216,728 and 490,986, respectively, and the weighted-average exercise prices of those options were $18.35 and $25.01, respectively.

The following is a summary of stock option activity under the stock option plans as of November 30, 2008 and changes during the twelve month periods ended 2007 and 2008:

	Number of shares	Weighted-average exercise price
Options outstanding at November 30, 2006	695,986	$ 24.63
Granted	75,168	5.81
Exercised	-	-
Forfeited (unvested shares)	(35,111)	7.76
Expired (vested shares)	(170,351)	26.69
Options outstanding at November 30, 2007	565,692	22.56
Granted	165,306	2.19
Exercised	-	-
Forfeited (unvested shares)	(47,487)	3.91
Expired/Surrendered (vested shares)	(312,595)	27.24
Options outstanding at November 30, 2008	370,916	$ 11.92

The following table summarizes information about stock options outstanding and exercisable under the Option Plans at November 30, 2008:

	Options Outstanding			Options Outstanding	
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$0.00 - 1.00	6,350	10.0	$ 0.83	100	$ 0.90
1.01 - 2.00	48,109	9.7	1.52	1,768	1.40
2.01 - 3.00	88,689	9.1	2.65	12,282	2.91
3.01 - 4.00	7,079	8.6	3.72	3,361	3.72
4.01 - 5.00	8,761	8.5	4.59	4,709	4.61
5.01 - 10.00	106,569	6.8	8.10	89,561	8.13
10.01 - 20.00	21,078	4.8	14.88	20,666	14.95
20.01 - 30.00	28,582	3.8	24.81	28,582	24.81
30.01 - 40.00	31,083	4.2	34.38	31,083	34.38
40.01 - 83.13	24,616	3.4	44.24	24,616	44.24
	370,916	7.1	$ 11.92	216,728	$ 18.35

The aggregate intrinsic value of options outstanding and exercisable at November 30, 2008 was less than $1,000. The aggregate intrinsic value represents the total intrinsic value based on the Company's ending stock price of $0.64 on November 30, 2008. The weighted-average remaining contractual term for exercisable options is 5.7 years. There were no stock option exercises during the twelve month periods ended November 30, 2008 or November 30, 2007.

A summary of the Company's unvested stock options as of November 30, 2008 and changes during the twelve months ended November 30, 2008, were as follows:

	Number of options		Weighted-average grant date fair value
Unvested stock options at November 30, 2007	74,706	$	4.00
Granted	165,306		1.32
Vested	(38,337)		3.41
Expired/forfeited	(47,487)		2.40
Unvested stock options at November 30, 2008	154,188	$	1.77

On January 24, 2007, the Company granted an aggregate of 6,000 shares of restricted stock to its non-employee Directors under the 2004 Plan for board service at a grant date fair value of $49,000 ($8.12 per share). These restricted shares were granted in lieu of stock options or cash compensation and vested in six equal monthly installments, beginning on January 24, 2007. On August 28, 2007, the Company granted an aggregate of 21,429 shares of restricted stock to its non-employee Directors under the 2004 Plan, in lieu of cash compensation, at a grant date fair value of $63,000 ($2.94 per share). These shares vested in twelve equal monthly installments, beginning on September 28, 2007. On July 1, 2008, the Company granted an aggregate of 50,000 shares of restricted stock to its non-employee Directors under the 2004 Plan, in lieu of cash compensation, at a grant date fair value of $70,000 ($1.40 per share). These shares vest on June 30, 2009.

On January 24, 2007, the Company granted an aggregate of 47,857 restricted shares to its executive officers under the 2004 Plan at a grant date fair value of $389,000 ($8.12 per share). These restricted shares vest in two equal installments on January 24, 2009 and on January 24, 2012. On January 23, 2008, the Company granted an aggregate of 147,853 restricted shares to its executive officers under the 2004 Plan at a grant date fair value of $383,000 ($2.59 per share). These restricted shares vest in two equal installments on January 23, 2010 and on January 23, 2013.

A summary of the Company's unvested restricted stock grants as of November 30, 2008 and changes during the twelve months ended November 30, 2008, were as follows:

	Number of shares		Weighted-average grant date fair value
Unvested restricted stock grants at November 30, 2007	58,209	$	6.69
Granted	197,853		2.29
Vested	(18,927)		3.72
Expired/forfeited	(19,999)		3.38
Unvested restricted stock grants at November 30, 2008	217,136	$	3.24

The fair value of restricted stock grants is based upon the closing stock price of the Company's common shares on the date of the grant.

As of November 30, 2008, there was $506,000 of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Company's stock compensation plans. The cost is expected to be recognized over a weighted-average period of 1.3 years.

(12) Income Taxes

Income tax provision in the accompanying consolidated statements of operations is comprised of the following for the years ended November 30 *(in thousands)*:

	2008	2007
Current:		
Federal	$ —	$ —
State	(30)	(59)
Foreign	(441)	(262)
Total current	(441)	(321)
Deferred:		
Federal	—	—
State	—	—
Foreign	—	—
Total deferred	—	—
Total provision	$ (441)	$ (321)

The difference between the income tax provision and income taxes computed using the U.S. federal income tax rate was as follows for the years ended November 30 *(in thousands)*:

	2008	2007
Computed "expected" tax benefit	$ 885	$ 1,907
State and local taxes, net of federal benefit	24	29
Change in federal valuation allowance	(1,033)	(1,837)
Adjustment for prior year and expiring net operating losses	—	(74)
Accretion expense	(197)	(174)
Deferred compensation	(11)	(44)
Other	(109)	(128)
Provision for income taxes	$ (441)	$ (321)

At November 30, 2008, the Company had federal net operating loss carryforwards of approximately $52.5 million, which begin to expire in 2011.

The Tax Reform Act of 1986 contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of specified occurrences, including significant ownership changes. If these specified events occur, the Company may lose some or all of the tax benefits of these carry forwards. During fiscal 2004, the Company performed a §382 study and determined that the extent of such limitations for prior years had no effect on the availability of the current net operating losses. The Company believes that the above conclusion remains consistent for fiscal 2008.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of November 30 are as follows *(in thousands)*:

	2008	2007
Current deferred tax assets:		
Allowance for doubtful accounts and returns	$ 304	$ 486
Inventory reserves	744	837
Deferred compensation	374	242
Accrued expenses	423	583
Deferred revenue	100	101
Other	52	60
Net current deferred tax assets	1,997	2,309
Current deferred tax liability:		
Foreign currency translation	(42)	(282)
Convertible debt	(595)	(793)
Net current deferred tax liability	(637)	(1,075)
Subtotal deferred tax assets, current portion	1,360	1,234
Long-term deferred tax assets:		
Net operating loss carryforwards	19,074	19,413
Fixed assets	309	97
Undistributed earnings of foreign subsidiary	209	160
Foreign tax credit carryforwards	269	—
Other	53	53
Net long-term deferred tax assets	19,914	19,723
Total deferred tax assets	21,274	20,957
Valuation allowance	(21,274)	(20,957)
Net deferred tax assets	$ —	$ —

In assessing the realizability of deferred income tax assets, management follows the guidance contained within SFAS No. 109 "Accounting for Income Taxes," which requires that deferred income tax assets or liabilities be reduced by a valuation allowance, if based on weight of available evidence, considering all relevant positive and negative, objective and subjective evidence, it is "more likely than not" that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the loss carry forwards. In order to realize the benefit associated with net operating losses (NOL), the Company must earn cumulative Federal taxable income of at least $52.5 million prior to the expiration of those NOL's. The Federal NOL's will begin to expire in 2011 and will fully expire by 2028. Additionally, at November 30, 2008, the Company had California net operating loss carryforwards of approximately $11.7 million that begin to expire in fiscal 2015 and will fully expire by 2020.

Under provisions of SFAS No, 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as historical losses, uncertainty of future profitability and determination of exact net operating losses subject to section 382 limitations. The Company has experienced taxable losses during the majority of its reporting periods including its most recent period. Despite the Company's forecasts for future taxable income, it is difficult to predict with certainty future taxable income due to business uncertainties and because of the tax expense from the exercise of stock options and warrants which are not in the control of management. The Company's historical operating losses, particularly the loss incurred in the most recent period make it very difficult to rely on projections beyond a relatively short forecast window to meet the "more likely than not" standard required to conclude that its deferred tax assets will be fully utilized. Therefore, management has concluded that it continues to be appropriate to record a valuation allowance equal to the total deferred income tax assets at November 30, 2008. In 2008, the valuation allowance increased by $119,000.

The Company adopted the provisions of FIN 48 effective for the first quarter of fiscal year 2008. The total amount of unrecognized tax benefits at November 30, 2008 and November 30, 2007 are $40,000 for each of the periods. The unrecognized tax benefits relate entirely to potential state tax assessments. The amount of unrecognized tax benefits at November 30, 2008 that would impact the effective tax rate if resolved in favor of the Company is $40,000. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months.

	2008	2007
Beginning unrecognized tax benefit	$ 40	$ 40
Increase/(decrease) due to:		
Tax positions taken during a prior period	—	—
Tax positions taken during current period	—	—
Settlements with taxing authorities	—	—
Lapse of applicable statute of limitations	—	—
Ending unrecognized tax benefit	$ 40	$ 40

(13) Income (Loss) from Discontinued Operations

As a result of a multi-year decline in operating performance and to allow the Company to raise cash to invest in its ICG business, which represents the greatest potential for growth, CardioDynamics sold its Vermed subsidiary to MDP, an entity formed by certain management team members of Vermed, for a cash purchase price of approximately $8,000,000. The transaction was approved by CardioDynamics' shareholders and the sale was completed on August 31, 2007. As part of the sale, the Company simultaneously entered into a five-year ICG sensor purchase agreement with Vermed that has long-term product pricing. Pricing is not considered beneficial or detrimental to the Company. The results of the ECG segment are reported as discontinued operations within the Consolidated Statements of Operations, Shareholders' Equity and Comprehensive Income (Loss) and Cash Flows.

The following table summarizes the financial activities for our discontinued operations during the twelve months ended November 30, 2008 and 2007 (*In thousands*):

	November 30,	
	2008 (*unaudited*)	2007 (*unaudited*)
Net sales	$ -	$ 7,883
Cost of sales	-	5,366
Gross margin	-	2,517
Operating expenses:		
Research and development	-	251
Selling and marketing	-	950
General and administrative	(127)	643
Amortization of intangible assets	-	228
Impairment of intangible assets	-	11,068
Total operating expenses	(127)	13,140
Income (loss) from operations	127	(10,623)
Other income	-	9
Income (loss) from discontinued operations	$ 127	$ (10,614)

The following table summarizes the gain on the disposal of Vermed at August 31, 2007, which is included in discontinued operations within the Consolidated Statements of Operations, Shareholders' Equity and Comprehensive Income (Loss) and Cash Flows (*Unaudited - in thousands*):

Sales price	$	8,023
Investment in Vermed, net(1)		7,791
Gain on sale of Vermed	$	232

(1) Investment in Vermed is net of closing expenses and an impairment charge of $11.3 million, which was recorded in the second quarter of 2007.

(14) Commitments and Contingencies

Letters of Credit

In 2004, the Company issued letters of credit relating to the acquisition of Medis to secure the deferred acquisition payments due to the minority shareholders of Medis to be paid annually over five years through 2009. The Company had outstanding letters of credit at November 30, 2008 of $193,000 (€152,000), which include imputed interest through April 2009. The deferred acquisition payments and related accrued interest is classified as a current liability in the consolidated balance sheet. The letters of credit, due to expire in June 2009, are secured by a certificate of deposit of $250,000 which is included on the balance sheet under "Cash and cash equivalents – restricted."

Operating Leases

In March 2005, the Company amended the operating lease for its 33,000 square-foot facility in San Diego, California, to extend the term of the lease to December 31, 2009, and to provide for an additional $197,000 of tenant improvement allowance for building improvements. The lease payment on the original 18,000 square-feet of the facility were $19,735 per month through July 31, 2007, and increased to $21,690 per month through July 31, 2008 with annual increases of 3% each anniversary thereafter. The lease payments on the 15,000 square-foot expansion space was $14,553 per month as of November 1, 2007, and increased to $15,003 as of November 1, 2008. As of November 30, 2008, the total future lease commitments on the amended lease through December 31, 2009, approximate $490,000.

The lease terms provide for rent incentives and escalations for which the Company has recorded a deferred rent liability which is recognized evenly over the lease period. The difference between the base rent paid, which also includes triple net costs, and the straight-line rent expense, as well as rent incentives is $161,000 as of November 30, 2008 and is recorded as deferred rent.

In November 2006, the Company entered into a sublease agreement which commenced on January 1, 2007, for a portion of its San Diego facility. The terms of the sublease provide for the use of 6,000 square feet of general office space for a period of 24 months at a rate of $10,000 per month commencing in the third month and increasing to $10,500 in month 13. The sublessee exercised their 13-month extension option at $11,000 per month through December 31, 2009.

Rent expense, including property taxes and common area maintenance, under operating leases was $470,000 and $471,000 for the years ended November 30, 2008 and 2007, respectively.

Future minimum lease payments, excluding property taxes and common area maintenance, for operating leases as of November 30, 2008 are as follows *(in thousands):*

Years ending November 30,		Lease Commitments
2009	$	452
2010		38
	$	490

Change of Control Agreements

The Company entered into Change of Control Agreements (the "Agreement") with certain members of management. Under the Agreement, each individual is entitled to certain benefits if the Company terminates his or her employment without cause, or if an involuntary termination occurs during the period commencing 30 days prior to the announcement of a change of control and ending 24 months after a change of control. The maximum amount of contingent payments under the Agreements, as of November 30, 2008, was $1,891,000.

Legal Proceedings

The Company is from time to time subject to legal proceedings and claims, which arise in the ordinary course of our business. Management believes that resolution of these matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

(15) Employee Benefit Plan

In 1996, the Company established a qualified savings plan under section 401(k) of the Internal Revenue Code of 1986. Employees who are at least 21 years of age are eligible to participate in the plan at the first calendar quarterly entry date after 90 days of service. The Company may make discretionary contributions to the plan. Employer matching contributions were $124,000 and $147,000 for the fiscal years ended November 30, 2008 and 2007, respectively.

The Company has an established pension plan for the Managing Director, Mr. Solbrig, of our Medis subsidiary. Under the terms of this arrangement, the Company has agreed to make monthly payments of 2,564 Euros to Mr. Solbrig, beginning at age 65. Payments would terminate upon the death of Mr. Solbrig. As of November 30, 2008, the liability related to these payments was $98,000.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company's management has evaluated, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)), as of the end of the period covered by this annual report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this annual report.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management of the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's management concluded that its internal control over financial reporting was effective as of November 30, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes in Internal Control Over Financial Reporting

The Company has made no changes in its internal control over financial reporting in connection with its fourth quarter evaluation that would materially affect, or are reasonably likely to materially affect, its internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

SHAREHOLDER INFORMATION

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
800-927-5449

Attorneys
Pillsbury Winthrop Shaw Pittman LLP
San Diego, CA

Independent Registered Public Accounting Firm
BDO Seidman, LLP
San Diego, CA

COMPANY INFORMATION

Copies of CardioDynamics' Annual Report and Form 10-K for the year ended November 30, 2008 are available to shareholders without charge. If you wish to receive these reports or other company information, please contact:

Investor Relations
Telephone: 800-778-4825
Email: ir@cdic.com
Web: www.cdic.com

*Cardio***Dynamics**

THE ICG COMPANY

6175 Nancy Ridge Drive, Suite 300 – San Diego, CA 92121 USA – 800-778-4825